     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 2000

                                                      REGISTRATION NO. 333-38418
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------

                        ADVANCED POWER TECHNOLOGY, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                        3784                      93-0875072
 (State or other Jurisdiction        (Primary Standard            (I.R.S. Employer
       of Incorporation          Industrial Classification       Identification No.)
       or Organization)                Code Number)

                  405 S.W. COLUMBIA STREET, BEND, OREGON 97702
                                 (541) 382-8028
          (Address of Principal Executive Offices, including Zip Code)

                              PATRICK P. H. SIRETA
                  405 S.W. COLUMBIA STREET, BEND, OREGON 97702
                                 (541) 382-8028

(Name, Address and Telephone Number, Including Area Code, of Agent for Service)

                         ------------------------------

                                   Copies to:

                 DAVID C. BACA                                         RICHARD A. BOEHMER
              GUSTAVO J. CRUZ, JR.                                      SHANNON M. MASON
           Davis Wright Tremaine LLP                                 O'Melveny & Myers LLP
       1300 S.W. Fifth Avenue, Suite 2300                            400 South Hope Street
          Portland, Oregon 97204-5682                            Los Angeles, California 90071
                 (503) 241-2300                                          (213) 430-6000

                         ------------------------------

    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 28, 2000

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                3,500,000 SHARES

                           Advanced Power Technology

                                  COMMON STOCK

     ----------------------------------------------------------------------

    Advanced Power Technology, Inc. is offering 2,400,000 shares of common stock. The selling stockholders are offering 1,100,000 shares of common stock. This is our initial public offering. We estimate that the initial public offering price will be between $13.00 and $15.00 per share.

    We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "APTI."

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR FACTORS THAT INVESTORS SHOULD CONSIDER BEFORE INVESTING IN SHARES OF OUR COMMON STOCK.

                             ---------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public offering price.......................................  $           $
Underwriting discounts and commissions......................  $           $
Proceeds, before expenses, to APT...........................  $           $
Proceeds to selling stockholders............................  $           $

    We and one of the selling stockholders have granted the underwriters an option to purchase up to 525,000 additional shares of common stock for a period of 30 days.

    The underwriters are severally underwriting the shares being offered. The
underwriters expect to deliver the shares on or about        , 2000.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

STEPHENS INC.

               NEEDHAM & COMPANY, INC.

                               FIRST SECURITY VAN KASPER

                 The date of this prospectus is         , 2000

INSIDE FRONT COVER

[Photographs of end-user equipment in which company products are used, with captions describing each application. Photographs of end-user equipment in the communications and internet infrastructure, semiconductor capital equipment, industrial, medical, and military and aerospace industries are included.]

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      4
Risk Factors................................................      8
Special Note Regarding Forward-Looking Statements...........     15
Use of Proceeds.............................................     15
Capitalization..............................................     17
Dividend Policy.............................................     18
Dilution....................................................     18
Selected Consolidated Financial Data........................     20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     22
Business....................................................     34
Management..................................................     43
Certain Relationships and Related Transactions..............     46
Principal and Selling Stockholders..........................     47
Description of Capital Stock................................     48
Shares Eligible for Future Sale.............................     50
Underwriting................................................     52
Legal Matters...............................................     54
Experts.....................................................     54
Additional Information......................................     54
Index to Consolidated Financial Statements..................    F-1


                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.

    UNTIL             , 2000, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE INFORMATION DISCUSSED UNDER "RISK FACTORS." THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU.

                        ADVANCED POWER TECHNOLOGY, INC.

    We are a leading designer, manufacturer and marketer of high-performance power semiconductors. Power semiconductors manage and regulate power by converting electricity into a form required by electrical and electronic products. Our power semiconductors increase system efficiency, permit the design of more compact end products and improve features and functionality. We are primarily focused on the high power, high frequency segment of the power semiconductor market. High power refers to the ability to handle voltages and currents above one kilowatt, and high frequency refers to the ability to switch on and off at speeds above 100 kilohertz. Kilohertz means 1,000 cycles per second.

    We sold our products in 1999 to over 750 customers primarily in North America and Europe, with increasing sales in Asia, through a network of independent sales representatives and distributors. The principal end-user markets for our products are communications and internet infrastructure, semiconductor capital equipment, industrial, medical, and military and aerospace. Our largest volume original equipment manufacturer, or OEM, customers include Advanced Energy Industries, Power-One and Siemens. Our leading distributor is Richardson Electronics. Our products are typically critical to the performance of our customers' products. We therefore work very closely with our customers in the design phase of their products to ensure we can meet their performance requirements. Once our products are designed into end products, they tend to be used through the lifecycle of these end products. We have secured recent design wins, in which our products were selected for inclusion in new OEM products, with industry leaders such as Ericsson and IBM.

    The demand for high power, high frequency semiconductors is expanding as a result of the rapid proliferation of sophisticated electronics and the increasing need for higher power and more precisely regulated power quality in electronic equipment. The primary markets we serve are characterized by rapid technological development and increasing complexity. The following are the key trends in our primary markets:

    - Convergence of voice, video and data transmission and proliferation of wireless systems;

    - Growing demand for semiconductor capital equipment; and

    - Emergence of new applications for high power, high frequency semiconductors.


    Our products, which are based on our proprietary technology, offer performance advantages directly addressing the needs arising from these market trends. Based on our own testing, which has not been independently verified, we believe our products operate more efficiently and at higher frequencies than competing products. Our goal is to be a world leader in providing leading-edge semiconductor solutions for high power, high frequency applications. To accomplish this goal, our strategy is to:


    - Maintain our technological leadership within the high power, high frequency market;

    - Build on our relationships with customers in expanding markets;

    - Expand our product offering for radio frequency, or RF, applications;

    - Optimize utilization of our external and internal manufacturing capabilities; and

    - Pursue external growth opportunities.

    We were founded in 1984 and incorporated in Delaware in 1992. Our executive offices are located at 405 SW Columbia Street, Bend, Oregon 97702, and our telephone number is (541) 382-8028. Our website is at www.advancedpower.com. The information found on our website is not a part of this prospectus.

                                  THE OFFERING

    The following information assumes that the underwriters do not exercise the option that we and one of the selling stockholders granted to them to purchase additional shares in the offering.

Common stock offered by us...................  2,400,000 shares

Common stock offered by selling
  stockholders...............................  1,100,000 shares

Common stock to be outstanding after the
  offering...................................  7,851,234 shares

Use of proceeds..............................  To repay debt, to fund capital improvements and for general corporate purposes, including
                                               research and development and possible
                                               acquisitions.

Proposed Nasdaq National Market symbol.......  APTI

    The number of shares outstanding after the offering includes 450,714 shares of common stock we expect to be issued upon exercise of warrants held by Advanced Energy Industries, based on an assumed initial public offering price of $14.00 per share. See "Principal and Selling Stockholders." As of June 30, 2000, the number of shares of common stock to be outstanding after the offering does not include 956,597 shares of common stock issuable upon exercise of stock options issued under our 1995 Stock Option Plan at a weighted average exercise price of $1.49 per share, 152,858 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.40 per share and 542,883 shares of common stock reserved for issuance under our 1995 Stock Option Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    When you read this summary consolidated financial data, it is important that you read along with it the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

                                               PREDECESSOR
                                               COMPANY(1)                     APT(1)
                                               -----------   -----------------------------------------
                                                                                    SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,             JUNE 30,
                                               ---------------------------------   -------------------
                                                  1997         1998       1999       1999       2000
                                               -----------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues, net..............................    $25,732     $24,851    $27,461    $12,438    $19,641
  Gross profit...............................      8,452       6,412      9,461      4,174      7,128
  Income (loss) from operations..............        294      (1,625)     1,256        213      2,047
  Net income (loss)..........................       (379)     (1,656)      (175)      (467)       494

  Net income (loss) per share (2):
    Basic....................................    $ (0.08)    $ (0.33)   $ (0.04)   $ (0.09)   $  0.10
    Diluted..................................    $ (0.08)    $ (0.33)   $ (0.04)   $ (0.09)   $  0.08
  Shares used in per share calculations (2):
    Basic....................................      5,000       5,000      5,000      5,000      5,001
    Diluted..................................      5,000       5,000      5,000      5,000      6,324

OTHER CONSOLIDATED FINANCIAL DATA:
  Gross margin...............................       32.8%       25.8%      34.5%      33.6%      36.3%
  Adjusted EBITDA (3)........................    $ 2,233     $   611    $ 3,075    $ 1,304    $ 2,879
  Adjusted EBITDA margin (4).................        8.7%        2.5%      11.2%      10.5%      14.7%
  Cash flows from (used in):
    Operating activities.....................    $ 1,748     $   359    $ 1,654    $   428    $   576
    Investing activities.....................       (799)       (614)      (594)      (126)    (1,409)
    Financing activities.....................     (1,059)         (7)      (789)      (337)       640

                                                                       JUNE 30, 2000
                                                        -------------------------------------------
                                                                                       PRO FORMA
                                                          ACTUAL      PRO FORMA(5)   AS ADJUSTED(6)
                                                        -----------   ------------   --------------
                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents...........................   $    117       $   117         $22,555
  Working capital.....................................       (241)         (241)         30,128
  Total assets........................................     17,383        17,383          39,821
  Total debt..........................................     11,946        11,946             277
  Total stockholders' equity (deficit)................     (1,352)       (1,352)         32,755

------------------------

(1) In September 1995, our six senior officers purchased a controlling 51% interest in APT, of which approximately $3.3 million was funded with a note payable to Hamilton Sundstrand, the seller. In January 1998, these same officers purchased the remaining interest in APT, of which $3.0 million was funded with a note payable to APT. In accordance with purchase accounting and push down accounting rules, we were required to establish a new cost basis for our assets and liabilities in January 1998 based on these purchase transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of Push Down Accounting."

(2) Please see Note 1(o) of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

(3) Adjusted EBITDA means earnings before income taxes, interest expense, interest income, depreciation and amortization, as adjusted to exclude compensation charges for stock plans. Although EBITDA is a widely accepted financial concept, it should not be considered as an alternative to operating income or to cash flows from operating activities. Our management and some investors use Adjusted EBITDA as an indication of operating performance.

(4) Adjusted EBITDA margin is Adjusted EBITDA as a percentage of net revenues.

(5) Gives effect to the purchase of 450,714 shares of common stock pursuant to the exercise of warrants held by Advanced Energy Industries at a weighted average exercise price of $2.73 per share, based on an assumed initial public offering price of $14.00 per share. These warrants will expire on completion of this offering, and we expect them to be exercised immediately before expiration.

(6) Gives effect to the sale of 3.5 million shares of the common stock offered by us and the selling stockholders at an assumed initial public offering price of $14.00 per share and the use of the estimated net proceeds therefrom.

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES A SIGNIFICANT DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING SHARES OF OUR COMMON STOCK.

THE SEMICONDUCTOR INDUSTRY IS VERY CYCLICAL, AND AN INDUSTRY DOWNTURN WOULD REDUCE OUR REVENUES.

    The semiconductor industry is characterized by:

    - rapid technological change;

    - cyclical market patterns;

    - significant price erosion;

    - periods of over-capacity and production shortages;

    - variations in manufacturing costs and yields; and

    - significant expenditures for capital equipment and product development.

    The semiconductor industry has from time to time experienced depressed business conditions. In the past, business conditions in this industry have rapidly changed from periods of strong demand to periods of weak demand. Any future downturn in the industry could harm our business and cause our operating results to suffer. We cannot assure you that we will not experience substantial period-to-period fluctuations in operating results due to general semiconductor industry conditions or other factors.

WE HAVE HISTORICALLY EXPERIENCED FLUCTUATIONS IN OUR OPERATING RESULTS AND EXPECT THESE FLUCTUATIONS TO CONTINUE, WHICH MAY CAUSE OUR COMMON STOCK PRICE TO DECLINE.

    Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our net sales, gross margins and operating results. These factors include:

    - the volume and timing of orders received;

    - market acceptance of our products and the products of our customers;

    - competitive pricing pressures;

    - our ability to expand manufacturing output to meet increasing demand;

    - the timing and extent of our research and development expenses; and

    - fluctuations in manufacturing yields.

    Historically in the semiconductor industry, average selling prices of products have decreased over time. If we are unable to introduce new proprietary products with higher margins or reduce manufacturing costs to offset anticipated decreases in the prices of our existing products, then our operating results will be harmed. Our business is characterized by short-term orders and shipment schedules, and customer orders typically can be canceled or rescheduled without penalty to the customer. Because most of our backlog is cancelable without penalty, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. In addition, because of fixed costs in the semiconductor industry, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls. As a result of the foregoing factors, or the other risk factors discussed in this prospectus, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis. We cannot assure you that we will be profitable on a quarterly or annual basis in future periods.

IF WE CANNOT INTRODUCE NEW PRODUCTS ON A TIMELY BASIS, OUR FINANCIAL RESULTS MAY SUFFER.

    The markets for our products are characterized by rapid technological change and frequent new product introductions. Our success depends upon our ability to develop improved power semiconductors for new and existing markets, to introduce these products in a timely manner, and to have these products gain market acceptance. The development of new power semiconductors is highly complex and from time to time we have experienced delays in developing and introducing new products. Successful product development and introduction depends on a number of factors, including:

    - proper new product definition;

    - timely completion of design and testing of new products;

    - achievement of acceptable manufacturing yields; and

    - market acceptance of our products and the products of our customers.

    We cannot assure you we will be able to meet these challenges or adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. Due to the complexity and variety of power semiconductors, the limited number of qualified development engineers and the limited effectiveness of computer-aided design systems in the design of such circuits, we cannot assure you that we will be able to successfully develop and introduce new products on a timely basis. We cannot assure you that any products introduced by us will be adopted by existing or potential customers, or that any products initially accepted by our customers will become industry standard products. Our failure to develop and introduce new products successfully could significantly harm our business and cause our operating results to suffer.

    Our results of operations are also dependent on our ability to optimize the mix between sales of relatively higher margin but lower volume products and relatively higher volume but lower margin products. In order to improve our margins, sales of higher margin products must in the future represent a greater percentage of our net sales, requiring us to develop, introduce and market new proprietary products. We cannot assure you that we will be successful in developing new proprietary products with the features and functionality that customers in our key markets will demand.

DISRUPTION, TERMINATION OR REDUCTION IN THE FUNCTIONS PERFORMED BY OUR KEY SUBCONTRACTORS COULD REDUCE OUR SALES.

    We depend on third party subcontractors in Europe and Asia for manufacturing, assembly and packaging of most of our products. We have entered into a wafer foundry agreement with Infineon Technologies, an outside foundry located in Europe, which currently provides a significant percentage of our wafers. We also rely on an agreement with Team Pacific, a subcontractor in the Philippines, for assembly and packaging of most of our products. Our agreement with Team Pacific extends through January 2003, and requires Team Pacific to assemble all products we send them, based on rolling periodic forecasts. Our agreement with Infineon is for a minimum term of five years from 1999, and requires Infineon to produce increasing quantities of wafers over its term. Disruption or termination of either of these arrangements could harm our business and operating results. Political instability, labor disputes or natural disasters could disrupt the operations of our subcontractors. If any of our subcontractors experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply to us, our operating results would suffer until alternate subcontractors, if any, become available. Infineon Technologies may not be able to maintain the technological capability to meet our future needs. In addition, our subcontractors also manufacture and package products for our competitors, and there is a risk that our subcontractors could allocate less of their production capacity and resources to our needs.

IF OUR MANUFACTURING PROCESSES BECOME OBSOLETE, OUR MARGINS AND PROFITABILITY WILL BE HARMED.

    Semiconductor design and process methodologies are subject to rapid technological change, requiring large expenditures for research and development in order to improve product performance and increase manufacturing yields. We cannot assure you that our current process technology will not become obsolete. If we are unable to develop or obtain access to advanced silicon wafer processing technologies as they become needed, our future operating results will suffer.

IF WE CANNOT ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR FINANCIAL RESULTS MAY SUFFER.

    Our success depends on our ability to obtain or maintain protection of certain proprietary technologies used in our principal products. We rely on a combination of patents, trademarks, trade secret laws and contractual provisions to protect our proprietary rights. Our competitors may, however, misappropriate our technology or independently develop technologies that are as good as or better than ours. We currently hold 17 U.S. patents, eight foreign patents and have six patents pending on semiconductor devices and methods. The first patent on our core technology expires on March 21, 2006. We cannot assure you that any patent owned by us will not be invalidated, circumvented or challenged. Moreover, the process of seeking patent protection can be long and expensive, and we cannot assure you that our current patents are or any new patents that may be issued will be of sufficient scope or strength to provide any meaningful protection or any competitive advantage to us. We may also become subject to or initiate interference proceedings in the U.S. Patent and Trademark office, which can demand significant financial and management resources and could harm our financial results.

    In addition, we have licensed a portion of our intellectual property rights to European and Japanese entities and have entered into a joint venture and licensing and technology transfer agreement in China. Intellectual property law and practice differs in foreign jurisdictions, and it may prove difficult for us to protect our rights in certain foreign countries. We cannot assure you that our licensing and other arrangements with foreign entities will not result in infringements on our proprietary rights. If we are unable to protect our intellectual property rights, either in the U.S. or abroad, we could face increased competition in the market for our products and technologies, which could negatively affect our sales and ability to expand our business.

WE MAY BECOME INVOLVED IN COSTLY AND LENGTHY PATENT INFRINGEMENT OR INTELLECTUAL PROPERTY LITIGATION, WHICH COULD HARM OUR BUSINESS.

    The semiconductor industry in general is characterized by frequent litigation regarding patent and other intellectual property rights. Protecting our proprietary rights may require us to defend claims of intellectual property infringement by our competitors. If any such infringements arise or are claimed in the future, we may be exposed to substantial liability for damages and may need to obtain licenses from the patent owners, discontinue or change our processes or products or expend significant resources to develop or acquire non-infringing technologies. We cannot be certain that licenses would be available under reasonable terms or that we could successfully develop or acquire non-infringing technologies. Moreover, such efforts would likely be time-consuming and divert management attention and resources. Our future involvement in patent infringement or intellectual property litigation could harm our operating results and financial condition.

STRONG COMPETITION IN THE POWER SEMICONDUCTOR MARKET MAY REDUCE THE DEMAND FOR OUR PRODUCTS OR THE PRICES OF OUR PRODUCTS, WHICH COULD REDUCE OUR REVENUES AND HARM OUR BUSINESS.

    The power semiconductor industry is highly competitive and subject to rapid technological change. Significant competitive factors in the power semiconductor market include:

    - product features and performance;

    - product quality;

    - product reliability;

    - technical knowledge;

    - breadth of product line;

    - competitive pricing; and

    - customer service and support.

    Because the market for power semiconductors is diverse and highly fragmented, we encounter different competitors in our various product markets. Our principal competitors in one or more of our product areas include International Rectifier, IXYS and ST Microelectronics. Many of our competitors have substantially greater technical, financial and marketing resources and greater name recognition than we do. We expect intensified competition from existing power semiconductor suppliers and the possible entry of new competitors. Increased competition could harm our business. We cannot assure you that we will be able to compete successfully in the future or that competitive pressures will not harm our financial condition or our operating results. Competitive pressures could reduce market acceptance of our products and result in price reductions and increases in expenses that could harm our business and our financial condition.

OUR FINANCIAL RESULTS WOULD BE HARMED IF WE WERE TO LOSE ONE OF OUR MAJOR CUSTOMERS OR KEY DISTRIBUTORS.

    Several of our major customers account for a significant portion of our net sales each year. During 1999, our top five customers accounted for 39.5% of our net sales, and one customer, Advanced Energy Industries accounted for 14.6% of our net sales. If we lost Advanced Energy Industries or one of our other major customers, or if one of them reduced or canceled significant orders, our net income and operating results could be harmed. Richardson Electronics serves as a significant distributor of our products. If this relationship were discontinued, or if Richardson Electronics should fail to provide adequate service to our customers, we could lose sales and our operating results would suffer.

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, WE MAY LOSE BUSINESS AND EXPERIENCE REDUCED PROFITABILITY.

    We have recently experienced rapid revenue growth, and we anticipate continued growth if demand increases in the markets for our products. To manage this growth successfully, we will need to manage increased production requirements, attract, retain and train new employees and management, improve our operational and administrative systems, and manage multiple relationships with customers and suppliers. We may be unable to accomplish any of these requirements, and our failure to do so would harm our operating results.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT DILUTE THE OWNERSHIP INTEREST OF OUR STOCKHOLDERS AND CAUSE US TO INCUR DEBT AND ASSUME CONTINGENT LIABILITIES.

    From time to time, we may review acquisition prospects or joint ventures that would complement our current product offering, enhance our design capability or that may otherwise offer growth opportunities. We have no current agreements or formal negotiations underway with respect to any acquisitions. However, we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could:

    - use a significant portion of our available cash, including the cash proceeds from this offering;

    - issue equity securities that would dilute current stockholders' percentage ownership;

    - incur substantial debt; or

    - assume contingent liabilities.

    Such actions by us could harm our operating results and/or the price of our common stock. Acquisitions also entail numerous risks, including:

    - difficulties in the assimilation of acquired operations, technologies or products;

    - unanticipated costs associated with the acquisition or joint venture;

    - adverse effects on existing business relationships with customers; and

    - potential loss of key employees of acquired organizations.


    Our ability to successfully manage these risks would be limited by the small size of our management team.


OUR BUSINESS IS SUBJECT TO RISKS ASSOCIATED WITH OPERATIONS IN FOREIGN
COUNTRIES.

    In 1999, approximately 43% of our revenues were from sales to customers located outside of the U.S. We are vulnerable to risks associated with doing business in foreign countries, including tariffs, quotas, taxes and other market barriers, political and economic instability, currency fluctuations and difficulties in staffing and management of overseas operations. In addition, we have supply agreements, assembly agreements, and other relationships with foreign companies that are subject to similar risks.

FAILURE TO ATTRACT AND RETAIN KEY TECHNICAL AND MANAGEMENT PERSONNEL COULD HARM OUR OPERATING RESULTS.

    Our success depends upon the continued service of our executive officers and other key management and technical personnel, particularly our development engineers, and on our ability to continue to attract, retain and motivate qualified personnel, particularly experienced development engineers, systems applications engineers and sales managers. There is intense competition for the services of development engineers in our industry. The loss of the services of one or more of our development engineers, executive officers or other key personnel or our inability to recruit replacements for such personnel or to otherwise attract, retain and motivate qualified personnel could harm our business. We do not currently carry life insurance payable to APT with respect to any of our management employees.

OUR PRODUCTS ARE COMPLEX AND COULD CONTAIN DEFECTS, WHICH COULD REDUCE SALES OF THOSE PRODUCTS OR RESULT IN CLAIMS AGAINST US.

    We develop complex and evolving products. Despite testing by us and our customers, defects or other performance problems may be found in existing or new products. This could result in delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects may also cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and harm our relationships with our customers. Any defects or other problems with our products could result in financial or other damages to our customers who could seek damages from us for their losses. Even an unsuccessful product liability claim would likely be time-consuming and costly to defend.

INTERRUPTIONS IN WAFER PRODUCTION MAY HARM OUR OPERATING RESULTS.

    Any prolonged inability to utilize our Bend, Oregon foundry or the Infineon Technologies foundry as a result of fire, natural disaster or otherwise would harm our financial condition and cause our operating results to suffer. If we are not able to obtain additional foundry capacity as required, our relationships with our customers would be harmed and our sales would likely be reduced. We may not be able to make arrangements for additional foundry capacity in a timely fashion or at all, and such arrangements, if any, may not be on terms favorable to us. Moreover, if we are able to secure additional foundry capacity, we may be obligated to utilize all of that capacity or incur penalties. These penalties may be expensive and could harm our operating results.

WE DEPEND ON THE AVAILABILITY OF RAW MATERIALS TO MANUFACTURE OUR PRODUCTS, AND A DISRUPTION IN SUPPLY COULD HARM OUR OPERATING RESULTS.

    We rely on raw materials to manufacture our products, including silicon, various chemicals, gases and compounds. In particular, we obtain silicon wafers and some packages through limited sources of supply, and in the event of a shortage, we may be forced to locate alternative sources and be forced to pay higher prices. A severe shortage or an increase in the price of silicon wafers or some packages may harm our gross margins and our ability to deliver our products on a timely basis, if at all.

OUR MANUFACTURING OPERATIONS INVOLVE HAZARDOUS SUBSTANCES, AND THE COSTS OF COMPLYING WITH APPLICABLE ENVIRONMENTAL LAWS COULD HARM OUR FINANCIAL RESULTS.

    Our manufacturing operations are subject to various federal, state, local and foreign environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air, water and soil. In the conduct of our manufacturing operations, we have handled and do handle materials that are considered hazardous, toxic or volatile under federal, state and local laws. The risk of accidental release of such materials cannot be completely eliminated, and if such an accidental release occurs, we could be held financially responsible for clean-up costs and other consequences of the release. In addition, if environmental laws become more stringent over time, or existing laws are more stringently enforced, we could incur greater compliance costs and be subject to increased risks and penalties for violations. We could be held liable for significant damages for violating environmental laws and could lose certain licenses or permits, which could harm our financial results.

AN ACCIDENT AT OUR MANUFACTURING FACILITY COULD CAUSE SERIOUS DAMAGE FOR WHICH WE COULD BE RESPONSIBLE.

    Our manufacturing operations involve high voltage equipment, explosive gases and hazardous chemicals. An accident at our manufacturing facility could result in serious personal injury or property damage for which we could be held financially responsible. Any financial obligation in excess of available insurance could harm our financial results.

OUR CHARTER CONTAINS PROVISIONS THAT MAY HINDER OR PREVENT A CHANGE IN THE CONTROL OF OUR COMPANY.

    The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of APT. These and other provisions in our charter may defer hostile takeovers or delay changes in control or management, which could reduce our stock price. Also, there are provisions of Delaware law that may have similar effects. See "Description of Capital Stock."

SIX MEMBERS OF MANAGEMENT, AS A GROUP, WILL OWN A CONTROLLING INTEREST IN OUR COMMON STOCK AFTER THIS OFFERING.

    Six members of our senior management (Messrs. Sireta, Crecraft, Haugen, Hess, Loder and Tsang) will beneficially own approximately 53.6% of our outstanding shares of common stock following the completion of this offering, and 51.4% if the underwriters' over-allotment option is exercised in full. As a result, these members of management will exercise significant control over all matters requiring stockholder approval. The concentrated holdings of management may result in a delay of, or serve as a deterrent to, possible changes in control of APT, which may reduce the market price of our common stock. See "Management" and "Principal and Selling Stockholders."

OUR MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE USE OF THE NET PROCEEDS OF THIS OFFERING AND MAY FAIL TO USE SUCH FUNDS EFFECTIVELY.

    We will repay approximately $8.3 million in debt, plus accrued interest, from the net proceeds of this offering, and the remainder of the net proceeds will be utilized for general corporate purposes, including research and development and possible acquisitions. Consequently, our management will have significant flexibility in applying the net proceeds of this offering. Management's allocation of the proceeds of this offering may not benefit the business, and could harm our financial results.

FUTURE SALES OF OUR COMMON STOCK MAY LOWER OUR STOCK PRICE.

    If our existing stockholders sell a large number of shares of our common stock following this offering, the market price of our common stock could decline significantly. In addition, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of our common stock, regardless of the actual plans of our existing stockholders. Immediately after this offering, approximately 7,851,000 shares of our common stock will be outstanding, or 8,226,000 if the underwriters' over-allotment option is exercised in full. Of these shares, all of the shares included in this offering will be available for immediate resale in the public market, except those held by our "affiliates." Of the remaining shares outstanding, all but 520 shares are subject to lock-up agreements restricting the sale of such shares for 180 days from the date of this prospectus. However, the underwriters may waive this restriction and allow the stockholders to sell their shares at any time.

PURCHASERS IN THIS OFFERING WILL IMMEDIATELY EXPERIENCE SUBSTANTIAL DILUTION IN PRO FORMA NET TANGIBLE BOOK VALUE.

    The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. Purchasers of shares in this offering will experience immediate dilution in the pro forma net tangible book value of their shares. Based on an assumed initial public offering price of $14.00 per share, dilution per share in this offering will be $10.29 per share (or 73.5% of the price). In addition, we have issued options and warrants to acquire our common stock at prices significantly below the initial public offering price. To the extent these outstanding options and warrants are exercised, there will be further dilution to investors in this offering. See "Dilution."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains statements which, to the extent that they do not recite historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "believe," "expect," "estimate," "may," "will," "could," "plan" or "continue" and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of, us. These risks and uncertainties include, but are not limited to those listed in this prospectus.

    We caution you that such forward-looking statements are only predictions and that actual events or results may differ materially. In evaluating such statements, you should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the factors that we discuss in the section entitled "Risk Factors."

                                USE OF PROCEEDS

    We estimate that our net proceeds (after we pay the underwriters and our expenses) from the sale of the 2.4 million shares that we are selling will be $30.5 million ($35.4 million if the underwriters exercise their option to acquire additional shares), based upon an assumed initial public offering price of $14.00 per share. We expect to use a portion of the net proceeds from sales of our common stock to repay approximately $8.3 million in debt, plus accrued interest, owed to financial institutions.

    At June 30, 2000, the outstanding debt that will be repaid with the proceeds from this offering consists of:

    - $4.3 million outstanding under our two lines of credit, which expire in May 2001 and bear interest at prime plus 1.0% or 1.25% based on the ratio of debt to equity (10.75% at June 30, 2000);

    - $2.3 million of subordinated debt outstanding under our secured credit agreement, which matures on September 30, 2000 and bears interest at prime plus 1.5% (11.0% at June 30, 2000);

    - $849,000 outstanding under our European subsidiary's line of credit, which bears interest at Euribor plus 2% per annum (6.6% at June 30, 2000), plus commissions;

    - $458,000 outstanding under a term loan, which matures in March 2003 and bears interest at 10.6%;

    - $233,000 outstanding under a term loan, which matures in December 2003 and bears interest at 10.6%;

    - $83,000 outstanding under a term loan, which matures in January 2001 and bears interest at prime plus 1.75% (11.25% at June 30, 2000); and

    - $63,000 outstanding under a loan to our European subsidiary with no stated interest rate and due currently.

    We incurred approximately $3.1 million of this debt to fund the purchase of APT by our six senior officers. This debt includes $3.0 million initially loaned to our six senior officers in connection with the purchase of the remaining APT stock in 1998, and $100,000 loaned to those officers to pay interest on the note payable to Hamilton Sundstrand in connection with their initial purchase of APT stock in 1995.

    We expect to use the remaining net proceeds for general corporate purposes, which may include research and development and acquisitions. We have no current commitments or agreements with respect to any specific acquisition. Until we use the net proceeds as described above, we intend to invest the net proceeds in short-term government securities or other investment grade obligations.

    In addition to the net proceeds accruing directly to us, we will receive approximately $3.6 million from the sale of common stock by our six senior officers. The six senior officers estimate that they will receive approximately $12.1 million in net proceeds, of which approximately $3.1 million will be used to pay taxes resulting from the sale of their shares, $3.6 million will be used to pay debt and interest owed to us, $4.1 million will be used to pay debt and interest owed to Hamilton Sundstrand and approximately $580,000 will be used to repay personal debt. The debt to be repaid by these stockholders was incurred to fund management's purchase of APT. The net proceeds to Advanced Energy Industries as a selling stockholder will be an amount sufficient to pay the estimated taxes to be incurred as a result of the exercise of its warrants. See "Certain Relationships and Related Transactions."

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 2000:

    - on an actual basis;

    - on a pro forma basis giving effect to the net exercise of the warrants held by Advanced Energy Industries; and

    - on a pro forma as adjusted basis giving effect to our sale of the common stock in this offering at an assumed initial public offering price of $14.00 per share and the application of the net proceeds as described under "Use of Proceeds."

                                                                        JUNE 30, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents...................................  $    117   $    117      $ 22,555
                                                              ========   ========      ========

Debt:
  Lines of credit...........................................  $  5,168   $  5,168      $     --
  Current portion of long-term debt.........................     2,763      2,763            --
  Long-term debt, less current portion......................     3,738      3,738            --
  Capital lease obligations.................................       277        277           277
                                                              --------   --------      --------
    Total debt..............................................    11,946     11,946           277
                                                              --------   --------      --------

Stockholders' equity (deficit):
  Preferred stock, undesignated, $.001 par value; 1,000,000
    shares authorized; no shares issued or outstanding,
    actual, pro forma and pro forma as adjusted.............        --         --            --
  Common stock, $.01 par value per share; 19,000,000 shares
    authorized; 5,000,520 shares issued and outstanding
    actual; 5,451,234 shares issued and outstanding pro
    forma, and 7,851,234 shares issued and outstanding pro
    forma as adjusted.......................................        50         55            79
  Additional paid-in capital................................    16,084     16,079        50,162
  Deferred stock compensation...............................      (463)      (463)         (463)
  Accumulated other comprehensive income....................        69         69            69
  Accumulated deficit.......................................   (17,092)   (17,092)      (17,092)
                                                              --------   --------      --------
    Total stockholders' equity (deficit)....................    (1,352)    (1,352)       32,755
                                                              --------   --------      --------
      Total capitalization..................................  $ 10,594     10,594        33,032
                                                              ========   ========      ========

    The table above reflects the following:

    - Excludes 956,597 shares of common stock issuable upon the exercise of options outstanding on June 30, 2000, at a weighted average exercise price of $1.49 per share; 542,883 additional shares of common stock reserved for future issuance under our 1995 Stock Option Plan as amended through June 30, 2000; and 152,858 shares of common stock issuable upon the exercise of warrants, other than those held by Advanced Energy Industries, at a weighted average exercise price of $1.40 per share.

    - Pro forma as adjusted includes repayment (out of proceeds of sales of common stock by our six senior officers as selling stockholders) of $3.3 million in debt plus accrued interest owed by those officers to Hamilton Sundstrand that is accounted for as debt of APT; and the repayment by those officers of $3.1 million of debt plus accrued interest owed to APT. The repayment of the debt to APT will be reflected as an increase to additional paid-in capital on our consolidated balance sheet.

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on our capital stock, and we do not anticipate doing so in the foreseeable future. We currently intend to retain future earnings, if any, to operate and expand our business. Our loan covenants require us to obtain the bank's consent prior to the payment of any cash dividends.

                                    DILUTION

    The pro forma net tangible book value of our common stock as of June 30, 2000 was a deficit of $1.4 million, or $(0.26) per share, after giving effect to the exercise of the warrants held by Advanced Energy Industries. Pro forma net tangible book value per share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of shares of common stock outstanding at June 30, 2000, after giving effect to the exercise of the warrants held by Advanced Energy Industries. After giving effect to the sale of our common stock in this offering at an assumed initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of June 30, 2000 would have been $29.1 million, or $3.71 per share. This represents an increase in pro forma net tangible book value per share of $3.97 to existing stockholders and dilution in pro forma net tangible book value per share of $10.29 to new investors who purchase shares in the offering. The following table illustrates this per share dilution:

Initial public offering price per share...................            $ 14.00
  Pro forma net tangible book value per share as of
    June 30, 2000.........................................  $ (0.26)
  Increase in pro forma net tangible book value per share
    attributable to new investors.........................     3.97
                                                            -------
Adjusted pro forma net tangible book value per share......               3.71
                                                                      -------
Dilution per share to new investors.......................            $ 10.29
                                                                      =======

    The following table sets forth, on the adjusted pro forma basis described above, as of June 30, 2000, the difference between the number of shares of common stock purchased, the total consideration paid, and the average price per share paid by the existing stockholders and by investors purchasing shares in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

                                 SHARES PURCHASED      TOTAL CONSIDERATION      AVERAGE
                               --------------------   ----------------------   PRICE PER
                                NUMBER     PERCENT      AMOUNT      PERCENT      SHARE
                               ---------   --------   -----------   --------   ---------
Existing stockholders........  5,451,234     69.4%    $ 7,251,177      17.8%     $1.33
New investors................  2,400,000     30.6      33,600,000      82.2      14.00
                               ---------    -----     -----------    ------
  Total......................  7,851,234    100.0%     40,851,177     100.0%
                               =========    =====     ===========    ======

    The discussion and tables above exclude the following:

    - 956,597 shares of common stock issuable upon the exercise of options outstanding at June 30, 2000, at a weighted average exercise price of $1.49 per share under our 1995 Stock Option Plan;

    - 542,883 additional shares of common stock reserved for future issuance under our 1995 Stock Option Plan as amended through June 30, 2000; and

    - 152,858 shares of common stock issuable upon the exercise of other warrants at a weighted average exercise price of $1.40 per share.


To the extent that any options or warrants are exercised in addition to those held by Advanced Energy Industries, the new investors will experience additional dilution. For example, if all outstanding options and warrants were to be exercised in full, the new investors would experience total dilution of $10.57 per share. In addition, the number of shares purchased by new investors would increase to 3,509,455 shares, or 39.2% of the total shares purchased, for consideration of $35,239,330, or 82.9% of the total consideration paid.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    In the tables below, we provide you with selected consolidated financial data. We have prepared this data using financial statements for the fiscal years ended December 31, 1995, 1996, 1997, 1998 and 1999, and the six-month periods ended June 30, 1999 and 2000. The consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 are derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by KPMG LLP, independent auditors. The consolidated balance sheet data for December 31, 1995, 1996 and 1997 and consolidated statement of operations data for the years ended December 31, 1995 and 1996 are derived from consolidated financial statements audited by KPMG LLP not included in this prospectus. The consolidated statement of operations data for the six-month periods ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 have not been audited. We have prepared this unaudited financial data on substantially the same basis as the audited consolidated financial statements and included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations for the period. When you read this selected consolidated financial data, it is important that you read along with it the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

                                                    PREDECESSOR COMPANY(1)                           APT(1)
                                                ------------------------------      -----------------------------------------
                                                                                                              SIX MONTHS
                                                                                                                 ENDED
                                                               YEARS ENDED DECEMBER 31,                        JUNE 30,
                                                -------------------------------------------------------   -------------------
                                                  1995       1996       1997          1998       1999       1999       2000
                                                --------   --------   --------      --------   --------   --------   --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:

  Revenues, net...............................  $26,287    $26,948    $25,732       $24,851    $27,461    $12,438    $19,641
  Cost of goods sold..........................   18,979     17,919     17,280        18,439     18,000      8,264     12,513
                                                -------    -------    -------       -------    -------    -------    -------
  Gross profit................................    7,308      9,029      8,452         6,412      9,461      4,174      7,128
  Operating expenses:
    Research and development..................      772        943      1,021           926        883        440        482
    Selling, general and administrative.......    7,657      7,947      7,137         7,111      7,322      3,521      4,599
                                                -------    -------    -------       -------    -------    -------    -------
      Total operating expenses................    8,429      8,890      8,158         8,037      8,205      3,961      5,081
                                                -------    -------    -------       -------    -------    -------    -------
  Income (loss) from operations...............   (1,121)       139        294        (1,625)     1,256        213      2,047
  Other income (expense):
    Interest expense..........................     (678)      (770)      (686)       (1,208)    (1,308)      (628)      (787)
    Other, net................................      327         28        120            58         77         48         --
                                                -------    -------    -------       -------    -------    -------    -------
  Income (loss) before income taxes...........   (1,472)      (603)      (272)       (2,775)        25       (367)     1,260
  Income tax expense (benefit)................      (93)       455        107        (1,119)       200        100        766
                                                -------    -------    -------       -------    -------    -------    -------
  Net income (loss)...........................  $(1,379)   $(1,058)   $  (379)      $(1,656)   $  (175)   $  (467)   $   494
                                                =======    =======    =======       =======    =======    =======    =======

  Net income (loss) per share (2):
    Basic.....................................  $ (0.28)   $ (0.21)   $ (0.08)      $ (0.33)   $ (0.04)   $ (0.09)   $  0.10
    Diluted...................................  $ (0.28)   $ (0.21)   $ (0.08)      $ (0.33)   $ (0.04)   $ (0.09)   $  0.08
  Shares used in per share calculations (2):
    Basic.....................................    5,000      5,000      5,000         5,000      5,000      5,000      5,001
    Diluted...................................    5,000      5,000      5,000         5,000      5,000      5,000      6,324

OTHER CONSOLIDATED FINANCIAL DATA:

  Gross margin................................     27.8%      33.5%      32.8%         25.8%      34.5%      33.6%      36.3%
  Adjusted EBITDA (3).........................  $ 1,628    $ 2,946    $ 2,233       $   611    $ 3,075    $ 1,304    $ 2,879
  Adjusted EBITDA margin (4)..................      6.2%      10.9%       8.7%          2.5%      11.2%      10.5%      14.7%
  Cash flows from (used in):
    Operating activities......................  $(2,120)   $ 1,909    $ 1,748       $   359    $ 1,654    $   428    $   576
    Investing activities......................    1,125      1,162       (799)         (614)      (594)      (126)    (1,409)
    Financing activities......................    1,068     (3,000)    (1,059)           (7)      (789)      (337)       640

                                                            DECEMBER 31,
                                        ----------------------------------------------------   JUNE 30,
                                          1995       1996       1997       1998       1999       2000
                                        --------   --------   --------   --------   --------   ---------
                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents...........  $   348    $   445    $   301    $    56    $   316     $   117
  Working capital.....................    1,834      2,646      2,710        515     (1,023)       (241)
  Total assets........................   17,752     15,240     14,115     14,200     13,859      17,383
  Long-term obligations, less current
    portion...........................    3,947      2,047      1,933      6,148      3,525       3,897
  Total debt..........................    9,360      6,910      5,992     11,796     11,338      11,946
  Total stockholders' equity
    (deficit).........................    5,259      4,211      3,710     (2,451)    (2,475)     (1,352)

------------------------

(1) In September 1995, our six senior officers purchased a controlling 51% interest in APT, of which approximately $3.3 million was funded with a note payable to Hamilton Sundstrand, the seller. In January 1998, these same officers purchased the remaining interest in APT, of which approximately $3.0 million was funded with a note payable to APT. In accordance with purchase accounting and push down accounting rules, we were required to establish a new cost basis for our assets and liabilities in January 1998 based on these purchase transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of Push Down Accounting."

(2) Please see Note 1(o) of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

(3) Adjusted EBITDA means earnings before income taxes, interest expense, interest income, depreciation and amortization, as adjusted to exclude compensation charges for stock plans. Although EBITDA is a widely accepted financial concept, it should not be considered as an alternative to operating income or to cash flows from operating activities. Our management and some investors use Adjusted EBITDA as an indication of operating performance.

(4) Adjusted EBITDA margin is Adjusted EBITDA as a percentage of net revenues.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES AND THE OTHER FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION AND OTHER PARTS OF THIS PROSPECTUS CONTAIN FORWARD-LOOKING INFORMATION THAT INVOLVES RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY FORWARD-LOOKING INFORMATION DUE TO FACTORS DISCUSSED UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We are a leading designer, manufacturer and marketer of high-performance power semiconductors. Power semiconductors manage and regulate power by converting electricity into a form required by electrical and electronic products. Our power semiconductors increase system efficiency, permit the design of more compact end products and improve features and functionality. We are primarily focused on the high power, high frequency segment of the power semiconductor market. High power refers to the ability to handle voltages and currents above one kilowatt, and high frequency refers to the ability to switch on and off at speeds above 100 kilohertz. We sold our products in 1999 to over 750 customers primarily in North America and Europe, with increasing sales in Asia, through a network of independent sales representatives and distributors.

    We were founded in 1984 to develop a new technology for the manufacture of a specific type of power semiconductor, the metal oxide semiconductor field effect transistor, or MOSFET. In 1989, we completed development of our proprietary and patented technology, Power MOS IV-TM-, and introduced our first high power MOSFET device to the market. In 1989, we entered into a contract with Hamilton Sundstrand for the development and production of high power, insulated gate bipolar transistors, a derivative of our core MOSFET technology, for use in Hamilton Sundstrand's electric power generating systems for aircraft. Hamilton Sundstrand first invested in APT in 1989 and purchased all of the remainder of our outstanding stock in 1992. In 1993, Hamilton Sundstrand acquired Power Compact S.A. in France, which we later renamed APT Europe. APT Europe designs and manufactures application specific power modules, which combine power semiconductors such as MOSFETs with other power management components. In 1995, our six senior officers purchased a controlling interest in APT from Hamilton Sundstrand, and APT Europe became a wholly owned subsidiary of APT. They completed the purchase of the remaining interest held by Hamilton Sundstrand in January 1998, in part using funds borrowed from APT.

    The semiconductor industry is very cyclical and has from time to time experienced depressed business conditions. The semiconductor industry also has historically experienced a decrease in average selling prices of products over time. During 1996 through 1998, the semiconductor industry experienced worldwide overcapacity, which caused prices to erode and was accompanied by a slowdown in the demand for semiconductors and in turn, semiconductor capital equipment. Markets for semiconductors and semiconductor capital equipment have improved; however, we cannot assure you that these conditions will continue.

    We are increasing our use of external manufacturing capabilities to maximize our efficiency and flexibility and expand our capacity while reducing our costs. We have established a long-term agreement with an outside foundry, Infineon Technologies, to reduce capital spending and manufacturing overhead expenses, gain access to additional process technologies, and to allocate our internal manufacturing facilities to produce more specialized, limited production run products. The resulting supply of processed silicon wafers from Infineon Technologies, which we began to receive in the fourth quarter of 1999, has increased our gross profit margin because of the lower costs associated with these wafers.

    Historically, a significant portion of our revenues has been derived from sales outside of the United States. In 1999, approximately 43% of our total revenues were derived from sales in foreign markets. We expect to continue our strong international presence by leveraging established sales channels and the growth in demand for our products brought about by international trends, such as the development of wireless infrastructure in Asia. We recently entered into a joint venture agreement in China, which includes a license and technology transfer agreement for our Power MOS V-TM- and Power MOS VI-TM- technology, in exchange for cash payments totaling $1.5 million over two years and a 25% share in the equity ownership of the joint venture. Our interest in the joint venture will be recorded in our consolidated balance sheet at a nominal amount. Our share of initial cumulative losses from the joint venture will be accumulated, but will not be included in our consolidated results of operations. Our share of any future income from the joint venture will be recorded on our financial statements when it exceeds our share of cumulative losses from the joint venture. We believe that this arrangement, along with other agreements, will enhance our access to key markets in Asia and Europe.

EFFECTS OF PUSH DOWN ACCOUNTING

    In September 1995, our six senior officers purchased a controlling 51% interest in APT for approximately $3.6 million, of which approximately
$3.3 million was funded with a note payable to Hamilton Sundstrand, the seller, and the balance was funded from the personal assets of these officers. See "Management--Executive Officers and Directors" for the names and other information about the six senior officers. In January 1998, these same officers purchased the remaining interest in APT for approximately $2.5 million. We loaned our six senior officers $3.0 million, an amount sufficient to purchase the remaining 49% interest and to pay interest on the note owed to Hamilton Sundstrand. In addition, we loaned $100,000 to our six senior officers in 1999 to pay interest on the Hamilton Sundstrand note. In accordance with purchase accounting and push down accounting rules, we were required to establish a new cost basis for our assets and liabilities in January 1998, based on these purchase transactions and to reflect that basis in our consolidated financial statements. The effects of applying push down accounting to our consolidated financial statements were as follows:

    - In 1998, we recorded the $3.3 million note payable to Hamilton Sundstrand related to the 1995 purchase as long-term debt on our consolidated balance sheet and included the corresponding interest in interest expense in our consolidated statements of operations. The $3.1 million in notes payable to APT and accrued interest related to the 1998 purchase is not recorded as a liability on our consolidated balance sheet, but is reflected as a reduction to stockholders' equity.

    - In the January 1998 purchase, we increased inventories by $799,000 to their proportionate fair value. The inventory increase was amortized over three months, the period during which the inventories were presumed sold. The adjustment had the effect of decreasing our gross margin in 1998.


    We accounted for the purchase of APT by our six senior officers using the purchase method of accounting, which requires that the purchase price be allocated to the net assets acquired based on the relative fair value of assets acquired. Any amount of the purchase price in excess of the fair value of the net assets acquired is classified as goodwill. We recorded approximately $981,000 of goodwill related to the purchase transactions. Goodwill amortization is included in selling, general and administrative expense in our consolidated statements of operations. We expect to record goodwill amortization of approximately $67,000 in the third quarter of 2000. As of September 30, 2000, goodwill associated with the purchase transactions will be fully amortized.



    Our six senior officers intend to use a portion of their proceeds from the sale of shares in this offering to repay the $3.3 million note payable and accrued interest of $734,000 at June 30, 2000 to Hamilton Sundstrand, which will eliminate our interest expense related to this debt after the repayment, and to repay the $3.1 million notes payable and accrued interest of $459,000 at June 30, 2000 to APT, which will increase our stockholders' equity.


RESULTS OF OPERATIONS

    The following table presents our consolidated statement of operations data for the periods indicated as a percentage of net revenue:

                                                                                         SIX MONTHS
                                                                                            ENDED
                                                       YEARS ENDED DECEMBER 31,           JUNE 30,
                                                    ------------------------------   -------------------
                                                      1997       1998       1999       1999       2000
                                                    --------   --------   --------   --------   --------
Revenues, net.....................................   100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold................................    67.2       74.2       65.5       66.4       63.7
                                                     -----      -----      -----      -----      -----
Gross profit......................................    32.8       25.8       34.5       33.6       36.3
Operating expenses:
  Research and development........................     4.0        3.7        3.2        3.5        2.5
  Selling, general and administrative.............    27.7       28.6       26.7       28.3       23.4
                                                     -----      -----      -----      -----      -----
    Total operating expenses......................    31.7       32.3       29.9       31.8       25.9
                                                     -----      -----      -----      -----      -----
Income (loss) from operations.....................     1.1       (6.5)       4.6        1.8       10.4
Other income (expense):
  Interest expense................................    (2.7)      (4.9)      (4.8)      (5.0)      (4.0)
  Other, net......................................     0.5        0.2        0.3        0.3         --
                                                     -----      -----      -----      -----      -----
Income (loss) before income taxes.................    (1.1)     (11.2)       0.1       (2.9)       6.4
Income tax expense (benefit)......................     0.4       (4.5)       0.7        0.8        3.9
                                                     -----      -----      -----      -----      -----
Net income (loss).................................    (1.5)%     (6.7)%     (0.6)%     (3.7)%      2.5%
                                                     =====      =====      =====      =====      =====

    SIX MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999

    REVENUES. Our net revenues were $19.6 million in the first six months of 2000, an increase of 57.9% from net revenues of $12.4 million in the first six months of 1999. The increase in net revenues was a result of higher levels of demand from our customers as the semiconductor industry continued to recover from the downturn it experienced from 1996 through 1998. Sales of our products increased in the semiconductor capital equipment market as a result of an increase in the building of wafer fabrication facilities and in the telecommunications markets as a result of increasing demand for communications infrastructure, including in China, India and Korea.

    GROSS PROFIT. Our gross profit margin was 36.3% in the first six months of 2000 compared to 33.6% in the first six months of 1999. The increase in gross profit margin resulted from lower costs associated with the supply of processed silicon wafers from Infineon Technologies, which we began to purchase in the fourth quarter of 1999, higher capacity utilization in our Bend, Oregon manufacturing facility, a negotiated reduction in the cost of silicon from our key supplier and a more favorable product mix.

    RESEARCH AND DEVELOPMENT EXPENSE. Our research and development expenses were $482,000 in the first six months of 2000, an increase of 9.5% from research and development expenses of $440,000 in the first six months of 1999. In the first six months of 1999, salaries were lower due to salary reductions implemented in 1998 in response to the semiconductor market slowdown, which were subsequently eliminated in mid-1999. As a percent of net revenues, research and development expense decreased to 2.5% in the first six months of 2000 from 3.5% in the first six months of 1999, primarily due to the increase in net revenues. We anticipate that our research and development expenses will increase in absolute dollars in future periods as we focus on the growing opportunities for RF power semiconductors and as we continue to enhance our core technology and the products associated with it.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Our selling, general and administrative expenses were $4.6 million in the first six months of 2000, an increase of 30.6% from selling, general and administrative expenses of $3.5 million in the first six months of 1999. The increase in selling, general and administrative expenses principally resulted from $443,000 of increased commissions on higher revenues, $218,000 of increased payroll from bonuses accrued based on operating results and the elimination of salary decreases in effect in 1999, $79,000 of increased depreciation on computer systems and $65,000 of increased professional service fees. Selling, general and administrative expenses include amortization of goodwill of $195,000 in the first six months of 2000 and $181,000 in the first six months of 1999 related to the purchase of APT by our six senior officers. See "Effects of Push Down Accounting" above. As a percent of net revenues, selling, general and administrative expense decreased to 23.4% in the first six months of 2000 from 28.3% in the first six months of 1999, primarily due to the increase in net revenues. We believe that our general and administrative expenses will increase in absolute dollars in future periods as a result of the expenses associated with being a public company, including annual and other public reporting costs, directors' and officers' liability insurance, investor relations programs and professional service fees.

    STOCK COMPENSATION EXPENSE. Stock compensation expense includes costs relating to stock-based employee compensation arrangements, and is based on the difference between the fair market value of our common stock on the date of grant of options and the exercise price of options to purchase that stock. Stock compensation expense is recognized over the vesting periods of the related options, typically five years. Stock compensation expense of $144,000 was recorded in the first six months of 2000. Of this amount, $50,000 was recorded in cost of goods sold, $16,000 was recorded in research and development expense and $78,000 was recorded in selling, general and administrative expense. We expect to record an additional $75,000 in the third quarter of 2000 related to stock grants. The actual amount will depend on the number of additional options granted in the third quarter of 2000, if any, and their respective exercise prices.

    INCOME FROM OPERATIONS. As a result of the items discussed above, income from operations was $2.0 million in the first six months of 2000, compared to income from operations of $213,000 in the first six months of 1999. As a percent of net revenues, income from operations increased to 10.4% in the first six months of 2000 from 1.8% in the first six months of 1999.

    INTEREST EXPENSE. Interest expense increased to $787,000 in the first six months of 2000 from $628,000 in the first six months of 1999. Interest expense for the first six months of 2000 included interest expense of $230,000 related to the issuance of warrants to Advanced Energy Industries in April 2000 to purchase 60,000 shares of our common stock at an exercise price of $3.00 per share, in return for a renewal of their loan guaranty. The fair value of the warrants issued was $460,000, of which the remaining $230,000 will be included in interest expense in the third quarter of 2000. Interest expense also included interest expense of $157,000 in the first six months of 2000 and $148,000 in the first six months of 1999 related to the $3.3 million note payable to Hamilton Sundstrand for the purchase of APT by our six senior officers. See "Effects of Push Down Accounting" above. The increases in interest expense in the first six months of 2000 of $230,000 from interest related to the warrant to Advance Energy Industries and $9,000 from the note payable to Hamilton Sundstrand were partially offset by a decrease in interest expense as a result of the buyout of certain equipment under capital lease, which we were able to finance with long-term debt at a lower interest rate.

    INCOME TAXES. Absent the impact of push down accounting, our effective tax rate would have been approximately 39% in the first six months of 2000. However, our effective tax rate was approximately 61% in the first six months of 2000 due to the impact of push down accounting. Due to the effects of push down accounting, the $3.3 million note payable to Hamilton Sundstrand resulted in an increase in the effective tax rate because the interest on that note was not deductible for tax purposes by APT. In addition, interest income was recognized for tax purposes on the $3.1 million notes payable from our six senior officers, but no interest income was recorded on those notes on our consolidated financial statements. See "Effects of Push Down Accounting" above.

    YEARS ENDED DECEMBER 31, 1999 AND 1998

    REVENUES. Our net revenues were $27.5 million in 1999, an increase of 10.5% from net revenues of $24.9 million in 1998. During 1998, the semiconductor industry continued to experience worldwide overcapacity, which caused prices to erode and was accompanied by a slowdown in the demand for semiconductors and in turn, semiconductor capital equipment. During 1999, market conditions began to improve, and we experienced an increase in sales in 1999, predominantly in the semiconductor capital equipment and telecommunications markets.


    GROSS PROFIT. Our gross profit margin was 34.5% in 1999 compared to 25.8% in 1998. In 1998, gross profit was decreased by $799,000, relating to the inventory effect of the application of push down accounting. Without this effect, our gross profit margin in 1998 would have been 29.0%. See "Effects of Push Down Accounting" above. The increase in gross profit margin in 1999 was attributable to higher capacity utilization in our Bend, Oregon and Bordeaux, France manufacturing facilities as a result of improvement in the semiconductor market from the slowdown that impacted us throughout 1998, a negotiated reduction in the cost of silicon from our key supplier and a more favorable product mix. In the fourth quarter of 1999, we also began to purchase processed silicon wafers from Infineon Technologies at a lower cost to us. Our gross profit margins were also affected by increases in our inventory valuation reserve of $306,000 in 1999 and $351,000 in 1998 as a result of the effects of the slowdown in demand for semiconductors and semiconductor capital equipment in these periods.


    RESEARCH AND DEVELOPMENT EXPENSE. Our research and development expenses were $883,000 in 1999, a decrease of 4.6% from research and development expenses of $926,000 in 1998. As a percent of net revenues, research and development expense decreased to 3.2% in 1999 from 3.7% in 1998. The decrease in research and development expense was primarily attributable to a decrease of $50,000 in the cost of masks and other product design costs, and a decrease of $25,000 in payroll costs related to the continuation of the salary reductions implemented in 1998, offset by an increase of $26,000 of outside consulting services.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Our selling, general and administrative expenses were $7.3 million in 1999, an increase of 3.0% from selling, general and administrative expenses of $7.1 million in 1998. The increase in selling, general and administrative expenses resulted from increased commissions on higher revenues. Selling, general and administrative expenses include amortization of goodwill of $363,000 in 1999 and $358,000 in 1998 related to the purchase of APT by our six senior officers. See "Effects of Push Down Accounting" above. As a percent of net revenues, selling, general and administrative expenses decreased to 26.7% in 1999 from 28.6% in 1998, primarily as a result of the increase in net revenues.

    INCOME (LOSS) FROM OPERATIONS. As a result of the items discussed above, income from operations was $1.3 million in 1999, compared to a loss from operations of $1.6 million in 1998. As a percent of net revenues, income (loss) from operations increased to 4.6% in 1999 from (6.5)% in 1998.

    INTEREST EXPENSE. Interest expense increased to $1.3 million in 1999 from $1.2 million in 1998, as a result of $118,000 of imputed interest related to the issuance of and adjustment to warrants in 1999 to purchase our common stock. Interest expense also includes interest expense of $298,000 in 1999 and $324,000 in 1998 related to the $3.3 million note payable to Hamilton Sundstrand for the purchase of APT by our six senior officers. See "Effects of Push Down Accounting" above.

    INCOME TAXES. Our effective tax rate was approximately 800% in 1999, compared to a tax benefit of approximately 40% in 1998. The 1999 effective tax rate was increased by permanent differences such as goodwill amortization and expired net operating loss carryforwards, offset in part by the release of a deferred net operating loss. In addition, the impact of push down accounting, primarily the nondeductibility of interest expense and the recognition of interest income as described above, resulted in an increase in our effective tax rate. See "Effects of Push Down Accounting." The 1998 effective tax rate was also a result of a net loss in the period and the write-off of the tax basis of our European subsidiary, APT Europe. However, the reduction to the effective tax rate was offset by increases for permanent differences such as goodwill amortization, expired net operating loss carryforwards and the differences in the treatment of the interest income and interest expense.


    YEARS ENDED DECEMBER 31, 1998 AND 1997

    REVENUES. Our net revenues were $24.9 million in 1998, a decrease of 3.4% from net revenues of $25.7 million in 1997. In 1998, the semiconductor industry continued to experience worldwide overcapacity, worsened by business recessions in various Asian economies, which caused prices to erode and was accompanied by a slowdown in the demand for semiconductors and in turn, semiconductor capital equipment. As a result, our net revenues decreased in 1998 due to lower product sales, predominantly in the semiconductor capital equipment and the telecommunications markets, partially offset by increases in the medical and industrial markets.


    GROSS PROFIT. Our gross profit margin was 25.8% in 1998 compared to 32.8% in 1997. In 1998, gross profit was decreased by $799,000, relating to the inventory effect of the application of push down accounting. Without this effect, our gross profit margin in 1998 would have been 29.0%. See "Effects of Push Down Accounting" above. The decrease in gross profit margin was caused by a reduction in production volume in our Bend, Oregon manufacturing facility due to lower demand resulting from the downturn in the semiconductor market, as described above, which continued to impact us throughout 1998. Our gross profit margins were also affected by increases in our inventory valuation reserve of $351,000 in 1998 and $281,000 in 1997 as a result of the effects of the slowdown in demand for semiconductors and semiconductor capital equipment in these periods.


    RESEARCH AND DEVELOPMENT EXPENSE. Our research and development expenses were $926,000 in 1998, a decrease of 9.3% from research and development expenses of $1.0 million in 1997. The decrease in research and development expense was mainly attributable to a decrease in the cost of masks and other product design costs. As a percent of net revenues, research and development expense decreased to 3.7% in 1998 from 4.0% in 1997.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Our selling, general and administrative expenses were relatively flat at $7.1 million in 1998 and 1997. Selling, general and administrative expense decreased $108,000 from lower commissions on reduced revenues, and decreased $275,000 from a salary reduction implemented in response to the semiconductor market slowdown and a work force reduction at our European subsidiary, APT Europe, due to poor market conditions. These decreases were offset by the amortization of $358,000 of goodwill in 1998 related to the purchase of APT by our six senior officers. See "Effects of Push Down Accounting" above. As a percent of net revenues, selling, general and administrative expense increased to 28.6% in 1998 from 27.7% in 1997, primarily as a result of the decrease in net revenues.

    INCOME (LOSS) FROM OPERATIONS. As a result of the items discussed above, loss from operations was $1.6 million in 1998, compared to income from operations of $294,000 in 1997. As a percent of net revenues, income (loss) from operations decreased to (6.5)% in 1998 from 1.1% in 1997.

    INTEREST EXPENSE. Interest expense increased to $1.2 million in 1998 from $686,000 in 1997, primarily as a result of additional debt we incurred in order to finance the loan to our six senior officers in January 1998 as part of the final buyout of APT. See "Certain Relationships and Related Transactions." Interest expense includes interest expense of $324,000 in 1998 related to the $3.3 million note payable to Hamilton Sundstrand for the purchase of APT by our six senior officers. See "Effects of Push Down Accounting" above.

    INCOME TAXES. We had a tax benefit of approximately 40% in 1998, compared to an effective tax rate of approximately 39% in 1997. The 1998 tax benefit was a result of a net loss in the period and the write-off of our tax basis of our European subsidiary, APT Europe, in 1998. In 1997, the loss carryforward had a full valuation allowance offsetting the corresponding deferred asset, however because of the non-deductible loss generated by APT Europe we had an effective tax rate of 39%.

QUARTERLY RESULTS OF OPERATIONS

    The following table shows, for the periods indicated, selected data from our consolidated statements of operations. This selected data has been derived from our unaudited consolidated financial statements, and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the results of operations for these periods.

    This unaudited selected quarterly financial data should be read in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. Our operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

                                                                            THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------------------
                                          SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                            1998        1998       1999       1999       1999        1999       2000       2000
                                          ---------   --------   --------   --------   ---------   --------   --------   --------
                                                                              (IN THOUSANDS)
Revenues, net...........................   $6,159     $ 5,375     $5,852     $6,586     $7,250      $7,773     $9,561    $10,080
Gross profit............................    1,843         923      1,828      2,346      2,365       2,922      3,383      3,745
Income (loss) from operations...........       74      (1,159)       (50)       263        460         583        851      1,196
Net income (loss).......................       81      (1,045)      (412)       (55)       118         174        244        250


SELECTED CONSOLIDATED FINANCIAL DATA WITHOUT THE EFFECTS OF PUSH DOWN ACCOUNTING



    The following selected consolidated financial data is included to illustrate the effect of purchase accounting and push down accounting rules which we applied in January 1998, when our six senior officers completed the purchase of the remaining 49% interest in APT. This selected consolidated financial data is not presented in accordance with generally accepted accounting principles and it should not be considered as an alternative to the consolidated financial statements contained elsewhere in this prospectus. Our management and some investors may use this selected consolidated financial data as an indication of operating performance. The following table presents selected consolidated financial data, shown without the effects of pushdown accounting, as described in "Effects of Push Down Accounting" above:



                                                                  YEARS ENDED        SIX MONTHS ENDED
                                                                 DECEMBER 31,            JUNE 30,
                                                              -------------------   -------------------
                                                                1998       1999       1999       2000
                                                              --------   --------   --------   --------
                                                                           (IN THOUSANDS)
Gross profit................................................   $7,211     $9,461     $4,174     $7,128
Selling, general and administrative expense.................    6,753      6,959      3,340      4,404
Income (loss) from operations...............................     (468)     1,619        394      2,242
Interest expense, net of interest income....................     (714)      (825)      (390)      (533)
Income tax expense (benefit)................................     (801)       208        100        766
Net income (loss)...........................................     (289)       686        (36)       959
Adjusted EBITDA.............................................      611      3,075      1,304      2,879

    The following table presents selected consolidated financial data indicated as a percentage of net revenue, shown without the effects of pushdown accounting, as described in "Effects of Push Down Accounting" above.



                                                                  YEARS ENDED        SIX MONTHS ENDED
                                                                 DECEMBER 31,            JUNE 30,
                                                              -------------------   -------------------
                                                                1998       1999       1999       2000
                                                              --------   --------   --------   --------
                                                                           (IN THOUSANDS)
Gross profit................................................     29.0%      34.5%      33.6%      36.3%
Selling, general and administrative expense.................     27.2       25.3       26.9       22.4
Income (loss) from operations...............................     (1.9)       5.9        3.2       11.4
Interest expense, net of interest income....................     (2.9)      (3.0)      (3.1)      (2.7)
Income tax expense (benefit)................................     (3.2)       0.8        0.8        3.9
Net income (loss)...........................................     (1.2)       2.5       (0.3)       4.9
Adjusted EBITDA.............................................      2.5       11.2       10.5       14.7



    The selected consolidated financial data presented above differs from our consolidated financial statements, which include the effects of push down accounting, as follows:



    - In 1998, we increased inventories on our consolidated balance sheet by $799,000 to their proportionate fair value, which had the effect of decreasing the gross margin in our consolidated statement of operations in 1998. Gross profit for 1998 shown above does not include this adjustment.



    - In 1998, we recorded the $3.3 million note payable to Hamilton Sundstrand as long-term debt on our consolidated balance sheet. We included the corresponding interest as interest expense in our consolidated statements of operations in the following amounts: $324,000 in 1998, $298,000 in 1999, $148,000 in the six months ended June 30, 1999 and $157,000 in the six months ended June 30, 2000. Interest expense for the periods shown above does not include interest expense on the $3.3 million note payable to Hamilton Sundstrand.



    - The $3.1 million notes payable to APT and the related accrued interest are not recorded as a liability on our consolidated balance sheet, but are reflected as a reduction to stockholders' equity. Interest income for the periods shown above includes interest income related to the $3.1 million notes payable to APT in the following amounts: $170,000 in 1998, $185,000 in 1999, $90,000 in the six months ended June 30, 1999 and $97,000 in the six months ended June 30, 2000.



    - We recorded approximately $981,000 of goodwill related to the purchase of APT by our six senior officers on our consolidated balance sheet. We included the corresponding amortization of goodwill in selling, general and administrative expense in our consolidated statement of operations in the following amounts: $358,000 in 1998, $363,000 in 1999, $181,000 in the six months ended June 30, 1999 and $195,000 in the six months ended
      June 30, 2000. Selling, general and administrative expense for the periods shown above does not include amortization of goodwill.


LIQUIDITY AND CAPITAL RESOURCES


    In the first six months of 2000, we generated approximately $576,000 from operating activities, primarily from net income of $494,000, depreciation and amortization of $700,000 and an increase in accounts payable of $1.8 million, offset by an increase in accounts receivable of $2.1 million. Accounts payable increased as a result of increased purchases of processed wafers and packages during the first six months of 2000 due to the increased level of sales. Accounts receivable also increased as a result of the increased level of sales in the first six months of 2000. We had a valuation reserve for our inventories of $752,000 at June 30, 2000 (11.7% of inventories) compared to $749,000 at December 31, 1999 (12.7% of inventories). The valuation reserve is provided to adjust slow moving or obsolete inventories to net realizable value. Our slow moving and obsolete inventory reserves are generally provided for wafers and packaging incorporating older technologies for which there is less demand. While we cannot predict levels of future valuation reserves with certainty, we do not expect that such reserves will increase materially as a percentage of inventories during the remainder of 2000.


    In the first six months of 2000, we used approximately $1.4 million in investing activities, which consisted of the purchase of certain equipment, which had been under capital leases. At June 30, 2000, we had capital expenditure commitments of approximately $365,000.

    In the first six months of 2000, we generated approximately $640,000 in financing activities, which primarily consisted of the issuance of $775,000 of long-term debt to finance the purchase of equipment, largely comprised of the buyout of the capital leases referred to above and $302,000 of net borrowings under lines of credit, offset by $328,000 of principal payments on long-term debt.

    In 1999, we generated approximately $1.7 million from operating activities, primarily from depreciation and amortization of $1.8 million and a decrease in prepaid expenses and other assets of $735,000, offset by an increase in accounts receivable of $994,000. The decrease in prepaid expense and other assets was attributable to the receipt in 1999 of an income tax refund, which was included in prepaid expenses and other assets at the end of 1998. Accounts receivable increased as a result of increased sales in 1999 as compared to 1998 and, in particular, increased sales in the fourth quarter of 1999 as compared to the fourth quarter of 1998.

    In 1999, we used approximately $594,000 in investing activities, which primarily consisted of the purchase and implementation of a new enterprise resource planning system and upgrades to our MIS systems of approximately $350,000 and the purchase of manufacturing equipment of approximately $249,000.

    In 1999, we used approximately $789,000 in financing activities, which primarily consisted of payments on capital lease obligations of $885,000 and principal payment on long-term debt of $274,000, offset by borrowings on lines of credit of $528,000.

    In 1998, we generated approximately $359,000 from operating activities, primarily from depreciation and amortization of $2.3 million and an increase in accounts payable and accrued expenses of $630,000, offset by an increase in deferred taxes of $771,000 and an increase in inventories of $321,000. The increase in accounts payable and accrued expenses was attributable to the timing of payments in late 1998. The increase in inventories was primarily attributable to the slow down in the semiconductor industry that continued in 1998, which resulted in lower sales and an increase in our finished goods inventories. The increase in deferred taxes was due to the write-off of the tax basis of our European subsidiary, APT Europe.

    In 1998, we used approximately $614,000 in investing activities, primarily consisting of the purchase of manufacturing equipment for approximately $821,000, offset by the sale and lease back of $207,000 of equipment.

    In 1998, we used approximately $7,000 in financing activities. We borrowed $1.6 million under our lines of credit and increased our long-term debt by $1.9 million. We paid $2.5 million in connection with the 1998 purchase transaction by our six senior officers. "See Certain Relationships and Related Transactions." Additionally, we made payments on capital lease obligations of $933,000.

    We have two lines of credit with a bank for up to a total of $6.0 million to provide funds for our continuing operations and financing of the management buyout in January 1998. The outstanding balance under the lines of credit at June 30, 2000 was $4.3 million. The lines of credit expire in May 2001, and bear interest at prime plus 1.0% or 1.25% based on the ratio of debt to equity (10.75% at June 30, 2000). The lines of credit are secured by accounts receivable and inventories, and a $1.0 million personal guarantee by our six senior officers, which we expect to be cancelled at the time of this offering.

    We have a loan from a bank, which is subordinate to amounts outstanding under the two lines of credit described above, under which $2.3 million was outstanding at June 30, 2000. This loan bears interest at prime plus 1.5% per annum (11.0% at June 30, 2000), with monthly principal and interest payments. The loan matures on September 30, 2000, is collateralized by substantially all of our assets and is guaranteed by one of our major customers.

    APT Europe has a line of credit with a financing institution, which provides borrowings based on a percentage of outstanding export accounts receivable, bears interest at Euribor plus 2.0% per annum (6.6% at June 30, 2000), plus commissions, and is collateralized by APT Europe's accounts receivable. Amounts outstanding under this line of credit were $849,000 at June 30, 2000. The line of credit is payable upon three months notice by either party.

    We had two term loans outstanding at June 30, 2000. One of the term loans had $458,000 outstanding at June 30, 2000, bears interest at 10.6% per annum, with monthly principal and interest payments, and expires in March 2003. The other term loan had $233,000 outstanding at June 30, 2000, bears interest at 10.6% per annum, with monthly principal and interest payments, and expires in December 2003. Proceeds from these term loans were used to purchase equipment and the loans are collateralized by the equipment.

    We intend to use a portion of the net proceeds from this offering to repay in full the amounts outstanding under our lines of credit of approximately
$5.1 million, the $2.3 million outstanding under a bank loan, and approximately $949,000 of other outstanding long-term debt. We may make further borrowings in the future under such lines of credit, if available. In addition, the selling stockholders who are our executive officers will use a portion of the net proceeds from sale of their stock in this offering to pay the $3.3 million note owed to Hamilton Sundstrand that is reflected in our consolidated financial statements.

    Borrowings under our lines of credit and term loans are subject to financial covenants, including minimum tangible net worth, maximum debt to tangible net worth, minimum debt service ratio and quick ratio. We were in compliance with all covenants as of June 30, 2000.

    We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, expected cash flow from operations and other existing financing sources will be sufficient to support our operating cash and debt service requirements for at least the next 18 months. We expect from time to time to evaluate potential acquisitions and equity investments complementary to our market strategy. To the extent we pursue such transactions, we could require additional equity or debt financing to fund such activities or our working capital requirements in the event of an industry downturn or an unexpected adverse change in our business operations. To the extent we require additional capital, we cannot assure you that we will be able to obtain such financing on terms favorable to us, or at all.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", or SFAS No. 133. SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not currently engage in hedging activities, we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations. In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB No. 133." SFAS No. 137 defers the effective date of SFAS
No. 133 for one year. SFAS No. 133, as amended, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," or SAB 101, and further amended it to defer the effective date. We are required to adopt the provisions of SAB 101 no later than December 31, 2000. We are currently reviewing the provisions of SAB 101. Based on our revenue recognition policy, we expect that the adoption of SAB 101 will not have a material impact on our financial position or results of operations.

    In March 2000, the FASB issued FASB Interpretation No. 44, or FIN 44, which provides interpretive guidance on several implementation issues related to Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees." We are required to adopt the provisions of FIN 44 in our third quarter of 2000. We are currently reviewing the provisions of FIN 44. Based on the activity under our stock option plan, we expect that the adoption of FIN 44 will not have a material impact on or financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    We do not use derivative financial instruments in our investment portfolio. Due to the short duration and conservative nature of our cash equivalents, we do not expect any material loss with respect to our investment portfolio.

    Currently less than 3% of our sales are transacted in local currencies, primarily French francs. As a result, our international results of operations are subject to foreign exchange rate fluctuations. We do not currently hedge against foreign currency rate fluctuations. Most of our export sales and sales by APT Europe are in U.S. dollars, and most of our foreign currency sales are from operations with expenses in the same currency. As a result, gains and losses from such fluctuations have not been material to our consolidated results of operations. We believe a 10.0% change in local currencies against the U.S. dollar as of June 30, 2000 would have an immaterial effect on our pretax income over the next fiscal year.

                                    BUSINESS

    We are a leading designer, manufacturer and marketer of high-performance power semiconductors. Power semiconductors manage and regulate power by converting electricity into a form required by electrical and electronic products. Our power semiconductors increase system efficiency, permit the design of more compact end products and improve features and functionality. We are primarily focused on the high power, high frequency segment of the power semiconductor market. High power refers to the ability to handle voltages and currents above one kilowatt, and high frequency refers to the ability to switch on and off at speeds above 100 kilohertz.

    Our products can be broadly categorized into two product types:

    - DISCRETE POWER SEMICONDUCTORS. Discrete power semiconductors are single components used in general power management applications and consist of power transistors and diodes. These products include metal oxide silicon field effect transistors, or MOSFETs, insulated gate bipolar transistors, or IGBTs, and fast recovery epitaxial diodes, or FREDs.

    - APPLICATION SPECIFIC POWER MODULES. Application specific power modules, or ASPMs, are integrated power control and conditioning units that combine power semiconductors with other power management components in modules that improve efficiency, provide a cost-effective solution and enable customers to introduce new products more quickly. We manufacture most of the power semiconductors incorporated in our ASPMs.

    In 1999, we sold our products to over 750 customers through a network of independent sales representatives and distributors, managed by our sales staff. We sell our products primarily in North America and Europe, and increasingly in Asia. The principal end-user markets for our products are communications and internet infrastructure, semiconductor capital equipment, industrial, medical, and military and aerospace. Our largest volume OEM customers include Advanced Energy Industries, Power-One and Siemens. Our leading distributor is Richardson Electronics. Power semiconductors are typically critical to the performance of our customers' products, and we therefore work closely with a number of our large OEM customers in the design phase of their products to ensure that we can meet their performance requirements. Once our products have been designed into end products, they tend to be used through the lifecycle of these end products.

INDUSTRY AND MARKET OVERVIEW

    We believe there are two significant factors driving the general demand for high performance power semiconductors:

    - Rapid proliferation of sophisticated electronics; and

    - Increasing need for higher power and more precisely regulated power quality in electronic equipment.

    Power semiconductors are used in virtually every electronic device to convert and control the electrical current that powers the device. As a result, the power semiconductor market is a large and steadily growing segment of the semiconductor industry. The proliferation of consumer electronic devices, wireless communication, and mobile computing is driving demand for new generations of power semiconductors that are smaller, lighter and more efficient. At the same time, new medical and industrial applications are creating demand for more powerful and reliable power semiconductors.

    Power semiconductors address the growing demand for energy efficiency and are used to provide the precisely regulated power required by sophisticated electronic products and equipment. The more sophisticated the end product, the greater its need for specially formatted, finely regulated power. Within the end product, power semiconductors are most commonly used to convert AC power (from the power source such as a wall socket) into a more useable DC power and to alter DC power to different voltage levels. Higher power, higher frequency power semiconductors make many end products more efficient and permit them to be smaller and lighter.

    Older generations of solid state power switching devices have been used for the past 40 years. Bipolar transistors, which can handle large voltages and currents, are slow to switch on and off, and require complex external drive circuitry to handle the switching function. Power MOSFETs, which are controlled by electrical voltage rather than by current, were introduced approximately
20 years ago. Because they are voltage controlled, power MOSFETs provide for greater speed and reduced complexity of drive circuitry. Power MOSFETs were originally very limited in the ranges of voltage and current that they could handle. Our power MOSFETs were developed to increase the power that could be handled by the device, while maintaining its advantage in speed of switching over bipolar transistors.

    The demand for power semiconductors is expanding as a result of the proliferation of new technologies that require electricity and the increasing use of electrical processes and automation in industry to increase productivity. Sophisticated electronics are increasing their share of total electrical consumption, with the Information Technology Industry Council reporting that computers represented 13% of U.S. electrical consumption in 1998 versus only 6% in 1994. The increasing complexity and power requirements of electronic products, and the rapid increase in electronic features in communications equipment, consumer electronics and industrial processes all require more efficient power management.

MARKET SIZE AND TRENDS

    Statistics published by the Semiconductor Industry Association project that the worldwide market for all power semiconductors will grow at a 13% compound annual growth rate from $8.2 billion in 1999 to $11.9 billion in 2002. Based on data from the Semiconductor Industry Association, we project that the worldwide markets we serve (RF transistors, power MOSFETs, IGBTs and high power rectifiers) will grow at a 19% compound annual growth rate from $4.6 billion in 1999 to $7.8 billion in 2002.

    The primary markets we serve are characterized by rapid technological development and increasing complexity. In addition to more overall power, we believe these markets will require more reliable and precisely regulated forms of power. The following key trends are driving the demand for high power, high frequency semiconductors in our primary markets:

    - CONVERGENCE OF VOICE, VIDEO AND DATA TRANSMISSION AND PROLIFERATION OF WIRELESS SYSTEMS. As voice, video and data converge into one digital stream, the power demands of traditional and emerging transmission systems are changing. Service providers and equipment manufacturers are looking to modify and supplement existing infrastructures to address these new demands. Power semiconductors with higher power levels and faster switching speeds give providers and manufacturers much more flexibility in addressing these demands, in particular in building base stations for wireless applications and servers for internet infrastructure.

    - GROWING DEMAND FOR SEMICONDUCTOR CAPITAL EQUIPMENT. According to the Semiconductor Industry Association, the worldwide semiconductor market is forecasted to grow substantially from $126 billion in 1998 to $195 billion in 2000, representing a compound annual growth rate of 23%. According to VSLI research, sales for semiconductor capital equipment to produce these semiconductor devices are expected to grow even faster at 30%. As semiconductor capital equipment becomes more sophisticated in areas such as thin film deposition and plasma etching, there is an increasing need for high power, high frequency semiconductors.

    - EMERGENCE OF NEW APPLICATIONS FOR HIGH POWER, HIGH FREQUENCY SEMICONDUCTORS. Continuing demands for higher power, higher voltages and higher frequencies are expanding the range of applications for which sophisticated power semiconductor products are suitable. For example, the use of RF power semiconductors presents opportunities to enter new markets. The same power delivery systems used for plasma generation in semiconductor processing equipment are now finding new applications in the industrial market (such as flat panel displays, optical and glass coatings and tool-hard coatings) and the data storage market (such as data recording heads as well as hard and compact disc technologies). In addition, RF MOSFETs are now being used in magnetic resonance imaging equipment in place of vacuum tubes, enhancing the performance of those systems significantly.


    Our products, which are based on our proprietary technology, offer performance advantages that directly address the needs arising from these market trends. Based on our own testing, which has not been independently verified, we believe that our products operate more efficiently and at higher frequencies than competing products.


STRATEGY

    Our goal is to be a world leader in providing technologically advanced semiconductor solutions for high power, high frequency applications. To accomplish this goal, we plan to:

    MAINTAIN OUR TECHNOLOGICAL LEADERSHIP WITHIN THE HIGH POWER, HIGH FREQUENCY MARKET. Our current products are at the leading edge of the high power, high frequency semiconductor industry. We will continue to leverage our strong intellectual property position in developing power semiconductor solutions based on our patented design and process architecture. We currently are developing succeeding generations of our core products, as well as other, more application specific products. Each of these generations is tailored to meet what we believe will be the future market demands by further reducing conduction and switching losses, and enhancing speed and performance.

    BUILD ON OUR RELATIONSHIPS WITH CUSTOMERS IN EXPANDING MARKETS. We work with industry leaders to understand their power application needs and develop unique product solutions that offer a combination of increased speed, efficiency and power density. We have had significant recent design wins, in which our products are specified as the component of choice in newly developed products. Since early 1999, we have been awarded 86 design wins, including eight different telecommunications programs for Ericsson and two programs for Power-One. Our products are being used by a number of the top manufacturers in the communications and internet infrastructure, semiconductor capital equipment, medical and industrial laser industries. We believe our technical assistance to market leaders encourages the use of our devices in their products and results in the adoption of our devices by other manufacturers in the industry.

    EXPAND OUR PRODUCT OFFERING FOR RF APPLICATIONS. We expect to continue to leverage the technological and competitive advantages of our products in the growing market for RF applications. The markets for these applications are rapidly expanding, and we believe there are few competitive products that match the capabilities of our RF products. Examples of products that are using increasing quantities of our RF semiconductors include plasma generation equipment for semiconductor manufacturing and other thin film applications, carbon dioxide lasers and magnetic resonance imaging systems.

    OPTIMIZE UTILIZATION OF OUR EXTERNAL AND INTERNAL MANUFACTURING CAPABILITIES. We are increasing our use of external manufacturing resources in order to maximize our efficiency and flexibility and expand our capacity and capabilities, while substantially reducing costs. Our five year foundry agreement with Infineon Technologies allows us to reduce capital spending and manufacturing overhead expenses and gain access to additional process technologies, and also allows our internal manufacturing facilities to produce more specialized, limited production run products. We are also expanding the role of our assembly subcontractors to further reduce manufacturing costs and production cycle time. Our in-house manufacturing capabilities enable us to retain certain proprietary aspects of our process technology, bring new products to market more quickly and foster close collaboration between our design and process engineers in the development of new products.

    PURSUE EXTERNAL GROWTH OPPORTUNITIES. We are committed to pursuing opportunities to expand our business through joint ventures, strategic alliances, licensing agreements and strategic acquisitions in the U.S. and internationally. We intend to expand new product development activities, enhance our technological capabilities, and improve our industry expertise and customer base through these arrangements. An example of this strategy is our new joint venture and licensing and technology transfer agreement in China. We expect this joint venture, under which our joint venture partners provide the capital to build and operate a new manufacturing facility to manufacture licensed products and sell them in China, will strengthen our position in the Asia market. Another example is our new alliance with Microsemi, under which we are cooperating in the design of implantable medical devices using our products.

PRODUCTS

    Our products combine innovative proprietary and patented semiconductor technology, designs, processes and packaging solutions that are optimized for our customers' applications. They can be broadly categorized into two product types:

    - DISCRETE POWER SEMICONDUCTORS. Discrete power semiconductors are single components used in general power management applications and consist of power transistors and diodes. These products include MOSFETs, IGBTs and FREDs.

     A power MOSFET is a switch controlled by voltage at its gate. Power MOSFETs are used in combination with passive components to vary the amperage and frequency of electricity by switching on and off at very high speeds. Based on our original core technology, our MOSFET products include Power MOS IV-TM- introduced in 1989, Power MOS V-TM- introduced in 1997 and Power MOS VI-TM- introduced in 1999. Each succeeding generation offers performance improvements over the preceding generation. Our products also include RF MOSFETs for applications with frequencies higher than 13 megahertz.

     Our IGBTs and FREDs are derivative products of our core technology. IGBTs are also switches and serve many of the same functions as power MOSFETS. IGBTs can operate at higher currents and voltages but have a much slower switching speed than that of power MOSFETS. FREDs are electronic components that conduct current in one direction and quickly switch from on to off. FREDs are typically used in conjunction with MOSFETs and IGBTs.

     Our RF MOSFETs, IGBTs and FREDs are often used as part of the same power conversion or support systems that use our power MOSFETs. These derivative technologies and products share many of the same markets and customers with our core products, and we expect them to contribute to our growth.

     Our discrete power semiconductors are packaged either in plastic or hermetically in metal. Our higher volume products are plastic packaged, where the product is encapsulated in a plastic mold compound. We also offer a line of hermetic products where the product is encapsulated in a metallic and hermetic package. Hermetic products are typically used in high reliability applications, serving the military and aerospace markets, although there is a trend in these markets toward using plastic products that are more cost effective. Some of our plastic products have been successfully used in aerospace applications.

    - APPLICATION SPECIFIC POWER MODULES. ASPMs combine power semiconductors with other power management components in modules that improve efficiency, provide a cost-effective solution and enable customers to introduce new products more quickly. We produce most of the power semiconductors used in our ASPMs. Our ASPMs cover a wide range of integration and complexity, from relatively simple functions integrating less than ten components to fully integrated functions integrating more than 500 components in a single power module. Many of our ASPM customers also buy our discrete products.

RESEARCH AND DEVELOPMENT

    Our research and development efforts focus on improving our core technology and the products associated with it. Over the past several years we introduced new and significantly improved versions of our core switching MOSFET technology--Power MOS V-TM- in 1997, and next generation Power MOS VI-TM-, with further performance enhancements in 1999 and 2000. Succeeding generations of switching power MOSFET technologies for further product performance enhancements are currently in development.

    Our research and development engineers work closely with our product engineers and technicians to improve our products and our core technology. We focus on internal improvements in our technology (such as reducing feature size) to improve the efficiency and speed of our products, and on incorporating outside technological advances to ensure that our products remain highly competitive. We also spend significant engineering time modifying our core products in order to address specific customers or market needs. Our discrete semiconductor research and development activities take place at our Bend, Oregon facility. ASPM research and development activity takes place at our Bordeaux, France facility. We incurred expenses of $1.0 million, $926,000 and $883,000, in fiscal years 1997, 1998 and 1999, respectively, for research and development. Historically, capital constraints have required us to focus our research and development activity almost exclusively on enhancing and protecting our core technology. We expect to increase our research and development investments in the future to accelerate the development of our core technology and to further expand into fast growing areas such as power semiconductors for RF applications.

CUSTOMERS

    In 1999, we sold our products to approximately 750 customers through a network of independent sales representatives and distributors, managed by our sales staff. In 1999, approximately 57% of our revenues were from sales to customers in the United States, 35% to customers in Europe, 7% to customers in Asia and 1% to customers in the rest of the world.

    We maintain a diversified customer base in the markets we serve. Outlined in the table below are our end markets, as well as representative end applications, OEM customers and end-users.

        MARKETS               APPLICATIONS           OEM CUSTOMERS             END-USERS
 Communications and      Servers and Mass        Acme Electric           EMC
 Internet                  Storage               Alcatel                 Ericsson
 Infrastructure          Telecom Rectifiers*     Alpha Technologies      Hewlett-Packard
                           and AC to DC          Ascom Energy Systems    IBM
                           Converters for        Ericsson Energy         India Telecom
                         - Fiber Optic             Systems               Motorola
                           Repeaters*            ITI                     Nextel
                         - Cellular Base         Power-One               Nokia
                           Stations              With Com                Sun Microsystems
                         - Routers / Hubs                                Williams
                         - Telecom Switches                                Communications
 Semiconductor Capital   Plasma Generation* for  Advanced Energy         Applied Materials
 Equipment               - Thin Film               Industries            Eaton
                           Deposition*           Emerson / ENI           Lam Research
                         - Dry Etching*                                  Novellus
                         Power Supplies
 Industrial              Welding                 Barco
                         Lasers                  Branson Ultrasonic
                         Induction Heating       Fronius
                         Projection Systems      Intecolor
                         Ultrasonic Cleaning     Migatronic
                                                 Transistor Devices
 Medical                 Magnetic Resonance      Analogic                GE Medical
                           Imaging               Colorado MEDtech        Phillips Medical
                         X-Ray                   Microsemi               Picker International
                         Radio Therapy           MTS Systems             Siemens Medical
                         Defibrillators          Siemens Medical
 Military and Aerospace  Electronic Counter      Northrop Corporation
                           Measures*             Raytheon
                         Missiles                Tecro
                         Radar / Sonar
                         Solar Panel Power
                           Distribution

- "Rectifiers" are semiconductors that convert AC to DC electrical power

- "Fiber Optic Repeaters" are amplifiers used to regenerate signals carried on fiber optic lines

- "Plasma Generation" refers to the creation of an ionized gas with both positive and negative ions

- "Thin Film Deposition" is a manufacturing process in which a very thin coating of one material is added to a substrate of another material

- "Dry Etching" is a manufacturing process in which small amounts of material are removed using plasma, typically in manufacturing semiconductors

- "Electronic Counter Measures" are systems used to jam radar or confuse incoming missiles

    We sell our products both to OEMs and through distributors. In 1999, approximately 80% of our net sales were to OEMs, and 20% were to distributors. In 1999, sales to our five largest customers accounted for 39.5% of our sales. Advanced Energy Industries accounted for 15.6% of our net sales in 1997, 7.8% of our net sales in 1998, and 14.6% in 1999. No other customer account exceeded 10% of our net sales during these periods. We provide to our customers a 12-month repair or replacement warranty.

SALES, MARKETING AND DISTRIBUTION

    Our internal sales organization consists of three regional sales managers who work under the supervision of the vice president of sales. There is one sales manager for each of Europe and Asia, and North America is covered jointly by both a sales manager and our vice president of sales. Each regional sales manager directs the sales efforts of the independent manufacturers' representatives and independent distributors in his or her region. We currently have 36 independent manufacturers' representatives, whose primary focus is developing and servicing major OEM accounts.

    We use independent distributors to develop and service our smaller volume accounts worldwide. We have three regional and two national distributors in North America, and 23 single country distributors who cover western Europe and Asia. In 1998, we entered into a strategic agreement with Richardson Electronics, a worldwide distributor, under which they stock significant quantities of our most popular products. This arrangement has significantly enhanced our ability to meet the needs of our smaller volume customers and permitted increased sales to large manufacturing customers by freeing up sales and support resources. Distributors can return up to 5% of the dollar value of products purchased during the prior six months upon 30 days notice. We closely monitor inventory levels at our key distributors on a monthly basis.

    Technical support for the sales force is provided by our application engineering, product engineering and product marketing organizations. We employ six engineers in these organizations, as well as support staff. Customer service for all of our accounts is handled by our customer service organizations in Bend, Oregon and Bordeaux, France. Our website gives our customers access to information about us and our products, enables them to request product samples, quotations or technical assistance and provides links to our local sales channels worldwide.

MANUFACTURING AND FACILITIES

    Our discrete power semiconductors are manufactured in our Bend, Oregon facilities, and, beginning in the fourth quarter of 1999, by Infineon Technologies at its facility in Austria under our wafer foundry agreement. We use subcontractors in the Philippines and Taiwan to package and test our plastic packaged discrete products. We manufacture and assemble all of our discrete hermetic packages in Bend. ASPMs are manufactured at our facility in Bordeaux, France, as well as at our subcontractor's facility in the Philippines.

    We lease a 41,000 square foot building in Bend where we perform our semiconductor manufacturing, shipping and warehousing, as well as our engineering and research and development. We manufacture four-inch wafers in this facility. We lease an 18,000 square foot building in Bend that houses all of our administrative functions, as well as some testing and shipping. We lease a 10,000 square foot facility in Bordeaux that houses our ASPM production, shipping and warehousing, as well as the administrative and development staff for our European operations.


    Our current manufacturing strategy is to expand our use of external subcontractors for the manufacture and assembly of our most popular, highest volume products. We selected Infineon Technologies as our foundry partner for its ability to process more cost effective six-inch wafers in its state-of-the-art manufacturing facility. This should permit us to reduce our manufacturing costs on higher volume products while expanding the use of our internal manufacturing facilities for increased research and development and for the production of more specialized, lower volume products. Our Bend manufacturing facility is currently operating at or near capacity, and we are increasing production at Infineon Technologies faster than we initially anticipated in order to meet increasing customer demand. We expect our agreement with Infineon Technologies to nearly triple our production capacity, and to substantially reduce our overall cost per wafer as the volume of wafers purchased increases. This agreement with Infineon Technologies extends through 2004.


    Our packaging subcontractors currently test a portion of the products that they assemble. Most of the discrete power semiconductors are returned to our Bend facility for further testing prior to shipment to customers. We plan to move more of the testing operations to our subcontractor's facility in the Philippines, which will permit direct shipment from that facility to our customers. We expect this to reduce our manufacturing costs and production cycle times.

    Our ASPM manufacturing techniques utilize a wide variety of processes and equipment, which allow us to design and produce products of varying complexity for a number of different applications. Our ASPM manufacturing strategy includes moving the assembly and testing of certain niche products to our Bend facility, and the assembly and testing of certain high volume products to our subcontractor in the Philippines. We intend to continue manufacturing low to medium volume and medium to high complexity ASPMs at our facility in Bordeaux.

    Our manufacturing processes emphasize quality and reliability, and involve testing at various stages of the manufacturing process. We test 100% of our products. Our Bend facility is certified to IS0-9001 standards and to U.S. military specifications.

COMPETITION

    We encounter varying degrees of competition for our products, depending on the nature of the product and the particular market served. Generally, the power semiconductor industry is highly competitive and subject to price erosion, and many of our competitors are larger companies with greater financial resources. There are a number of companies that manufacture products that compete directly with our products. Our principal competitors include International Rectifier, IXYS and ST Microelectronics.

    We believe that the primary elements of competition in our markets are product features and performance, quality, reliability, technical knowledge, breadth of product line, competitive pricing and customer service and support. We believe that our proprietary design makes our products more efficient and allows them to operate at higher frequencies than those of our competitors, allowing us to compete effectively in our markets.

INTELLECTUAL PROPERTY MATTERS

    We have received 17 U.S. patents and eight foreign patents and have applications pending for an additional one U.S. and five foreign patents on different aspects of our core technology. We rely on these patents, trade secret and other intellectual property laws, as well as confidentiality and intellectual property assignment agreements with our employees in Bend, Oregon to protect our proprietary rights. We regard certain of our processes, information and knowledge that we have developed and use to design and manufacture our products as proprietary. We have also registered trademarks for Power MOS IV-TM-, Power MOS V-TM- and Power MOS VI-TM-.

    We have licensed portions of our intellectual property for commercialization in certain foreign markets. In 1990, we entered into two non-exclusive, non-transferable licenses and technology transfer agreements for the manufacture of our products in Japan. In 1991, we entered into a similar arrangement with a manufacturer in the United Kingdom for sales in Europe only. Each of these agreements resulted in one-time payments to us and entitle us to certain royalties over the life of the licenses. To date, on going royalties from these licensing arrangements have not been material. We recently entered into a joint venture agreement in China, which includes a license and technology transfer agreement for our Power MOS V-TM- and Power MOS VI-TM- technology, in exchange for cash payments totalling $1.5 million over two years and a 25% share in the equity ownership of the joint venture. We believe that these arrangements will enhance our access to key markets in Asia and Europe.

EMPLOYEES

    At June 30, 2000, we had 213 employees. Of these, 179 were at our facilities in Bend, Oregon, 33 were at our facility in Bordeaux, France, and one was located in Boston, Massachusetts. Our continued success depends heavily on our ability to attract and retain qualified personnel. We consider our relations with our employees to be good. None of our employees are represented by a union.

ENVIRONMENTAL REGULATION

    While we believe we have the environmental permits necessary to conduct our business and that our operations conform to present environmental regulations, increased public attention has been focused on the environmental impact of semiconductor operations. In the conduct of our manufacturing operations, we have handled and do handle materials that are considered hazardous, toxic or volatile under federal, state and local laws; therefore, we are subject to regulations related to the use, storage, discharge and disposal of materials. The risk of accidental release of such materials cannot be completely eliminated, and if such a release occurs, we could be held financially responsible for the clean up or other consequences of the release. Along with the rest of the semiconductor industry, we are subject to variable interpretations and governmental priorities concerning environmental laws and regulations. Environmental statutes have been interpreted to provide for joint and several liability and strict liability regardless of actual fault. We may be required to incur costs to comply with current or future environmental laws or regulations, and our operations, business or financial condition could be adversely affected by such requirements.

LEGAL PROCEEDINGS

    From time to time in our industry, participants become involved in litigation over intellectual property rights and other matters. We are not currently involved in any litigation, and have not received any unresolved claims or threats of claims. However, we are from time to time a party to litigation or claims that arise out of the ordinary conduct of our business, including those relating to commercial transactions, contracts and environmental matters.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth the names, ages as of June 1, 2000 and positions of our directors and executive officers:

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Patrick P.H. Sireta.......................     55      President, Chief Executive Officer, and
                                                         Chairman of the Board of Directors

Russell J. Crecraft.......................     39      Vice President, Manufacturing Operations

Greg M. Haugen............................     44      Vice President, Finance and
                                                       Administration; Chief Financial Officer;
                                                         Secretary

John I. Hess..............................     50      Vice President, Marketing and Discrete
                                                         Product Operations

Thomas A. Loder...........................     46      Vice President, Sales

Dah Wen Tsang.............................     53      Vice President, Engineering and Research
                                                       and Development

James E. Petersen.........................     60      Director

Douglas S. Schatz.........................     54      Director

    PATRICK P.H. SIRETA. Mr. Sireta joined APT as its President and Chief Executive Officer in 1985, and was named Chairman of the Board in 1995. Before joining APT, Mr. Sireta held several positions with Texas Instruments, including Financial Director, Texas Instruments France; General Manager, Texas Instruments Portugal; General Manager, Texas Instruments France; and Vice President and General Manager, CMOS Division, Texas. He was General Manager of Video Color, a joint venture of RCA and Thomson, from 1979 to 1981. He holds a Master's Degree in Engineering from Ecole Centrale de Paris and a Ph.D. in Statistics from Paris University.

    RUSSELL J. CRECRAFT. Mr. Crecraft was appointed Vice President, Manufacturing Operations in 1995. He joined APT in 1986, and held several supervisory positions in product management and assembly/ test operations. Prior to joining APT, he worked with Texas Instruments where he held product engineering and management positions. Mr. Crecraft has a BSEE in Electrical Engineering from Texas A&M University.

    GREG M. HAUGEN. Mr. Haugen was appointed Vice President, Finance and Administration, Chief Financial Officer and Secretary in 1995. Mr. Haugen joined APT in 1985. Prior to joining APT, he worked for the accounting firm of KPMG LLP and was on the corporate accounting staff of Evans Products Company. Mr. Haugen graduated with a BS Degree from Lewis and Clark College and has passed the CPA examination.

    JOHN I. HESS. Mr. Hess was appointed Vice President, Marketing and Discrete Product Operations in 1999. Mr. Hess, who joined APT in 1985, held several prior positions in APT, including Vice President, Sales and Marketing; Vice President, Discrete Power Products; and Vice President, Manufacturing Operations. Prior to joining APT, Mr. Hess was Director of Wafer Fabrication and Test Operations at Seeq Technology. He also held engineering, project management, and manufacturing assignments with Siliconix and Signetics. Mr. Hess has a BSE in Chemical Engineering from Arizona State University.

    THOMAS A. LODER. Mr. Loder was appointed Vice President, Sales in 1999. Mr. Loder joined APT in 1988 as Regional Sales Manager for the southern U.S., and subsequently served as Worldwide Sales

Manager, Vice President of Marketing and Sales and Vice President, Discrete Power Products. Prior to joining APT, Mr. Loder was Area Sales Manager for Unitrode Corporation, Regional Sales Manager for Silicon General and ION Associates, Product Sales Manager for Elmwood Sensors, and Branch Manager for Newark Electronics. Mr. Loder has a BA in Biology from Brown University.

    DAH WEN TSANG. Dr. Tsang was appointed Vice President, Engineering and Research and Development in 1987. Previously, he was Director of Research at Theta-J, and worked in Hewlett-Packard's power MOSFET program. Dr. Tsang's papers have been published by technical journals, including the Journal of Applied Physics and IEEE Transactions. Dr. Tsang has BES and MS Degrees from Brigham Young University, and a Ph.D. from the University of California at Berkeley.

    JAMES E. PETERSEN. Mr. Petersen was elected as a Director in 1995. He also serves as outside general counsel to APT. Mr. Petersen is a partner with the firm of Karnopp, Petersen, Noteboom, Hansen, Arnett & Sayeg, LLP, of Bend, Oregon. Mr. Petersen received his BA Degree and Juris Doctor from the University of Oregon. Mr. Petersen also serves as a Director of Cascade Bancorp, a bank holding company.

    DOUGLAS S. SCHATZ. Mr. Schatz was elected as a Director in 1995. He is the Chief Executive Officer, a director and Chairman of the Board of Advanced Energy Industries. Mr. Schatz founded Advanced Energy Industries in 1981.

BOARD OF DIRECTORS

    We currently have authorized up to seven directors. Each director holds office until his or her annual term expires or until his or her successor is duly elected and qualified. We have agreed to add two independent directors within 90 days of this offering.

    Our board of directors has an audit committee and a compensation committee. These committees currently consist of Mr. Petersen who will be joined by two new independent directors. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The compensation committee reviews the compensation and benefits of our employees and directors and makes recommendations to our board of directors. No member of our compensation committee has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. We do not currently have a nominating committee.

    Directors do not receive any cash compensation, however, they are reimbursed for expenses incurred in attending any board or committee meeting. Our non-employee directors are eligible to participate in our 1995 Stock Option Plan. Each non-employee director will be eligible to receive a grant of an option to purchase shares of common stock. Currently, the shares subject to each of these options will vest and become fully exercisable over five years, in equal annual installments beginning one year after the date of grant and continuing for the length of the director's term.

EXECUTIVE COMPENSATION

    The following table describes the compensation we paid to our chief executive officer and our four other most highly compensated executive officers during fiscal year 1999.

                           SUMMARY COMPENSATION TABLE


                                                                     ANNUAL COMPENSATION
                                                  ---------------------------------------------------------
                                                                                               OTHER
                                                                                               ANNUAL
NAME AND PRINCIPAL POSITION                         YEAR     SALARY ($)   BONUS ($)(1)   COMPENSATION($)(2)
---------------------------                       --------   ----------   ------------   ------------------
Patrick P.H. Sireta, Chairman, President and
  CEO...........................................    1999       183,113       17,482             490

Russell J. Crecraft, VP, Manufacturing
  Operations....................................    1999       101,205        5,608              56

John I. Hess, VP, Marketing and Discrete Product
  Operations....................................    1999       120,799        6,538             366

Thomas A. Loder, VP, Sales......................    1999       106,563        5,776             187

Dah Wen Tsang, VP, Engineering, Research &
  Development...................................    1999       122,805        6,629             378


------------------------

(1) Accrued during fiscal year 1999 and paid in January 2000.

(2) Term life insurance premiums paid by APT for the executive's benefit.

EMPLOYMENT AGREEMENTS AND OTHER ARRANGEMENTS

    We have entered into employment agreements with each of the named officers. Each officer can be dismissed without cause, with severance pay equal to one month's salary. These agreements obligate each officer other than John Hess and Thomas Loder to not compete with us for a period of 18 months after termination. We have an annual cash bonus plan in which our key managers, including the named officers, participate. Bonuses are paid quarterly based on our financial performance.

1995 STOCK OPTION PLAN

    Our stockholders and our board of directors have approved and adopted an employee stock option plan effective December 31, 1995, under which optionees may acquire rights to purchase shares of our common stock. The plan is administered by our board of directors, and the principal purpose of this plan is to provide incentives to attract, retain and motivate employees whose contributions are important to our success. A total of 1,500,000 shares are reserved for issuance under the plan. The price at which options may be exercised under the plan has been determined by our board of directors, and the board of directors acted in good faith to establish an exercise price that is equal to or greater than the fair market value of the underlying shares on the date of issuance. After this offering, exercise prices will be set in compliance with the rules and policies of any stock exchange upon which our common shares are listed. Options issued under the plan are subject to vesting schedules and other terms and conditions set by the board of directors. Options may be granted at any time to any of our employees, contractors, consultants or independent directors, but no person other than an employee of APT or a related entity may receive a grant of incentive stock options. Each option granted under the plan expires on the tenth anniversary of the date of grant unless the agreement granting the option specifies an earlier termination date.

    The number of common shares we may issue under the plan can be increased with the approval of a majority of our stockholders.

    As of June 30, 2000, there were outstanding options to purchase 956,597 shares of common stock, of which 491,558 were vested, and of which 412,810 were held by officers and directors. The average exercise price of the outstanding options is $1.49 per share and expire between December 31, 2005 and June 1, 2010.

OPTION GRANTS IN 1999

    There were no stock option grants to our chief executive officer or our four other most highly compensated officers during the fiscal year ended
December 31, 1999.

AGGREGATE OPTION EXERCISES IN 1999

    None of the named executive officers exercised options during the fiscal year ended December 31, 1999. The following table sets forth information concerning exercisable and unexercisable stock options held by the executive officers named in the summary compensation table at December 31, 1999. The value of unexercised in-the-money options is based on an assumed initial offering price of $14.00 per share minus the actual exercise prices.

                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                        OPTIONS AT                    OPTIONS AT
                                                     DECEMBER 31, 1999             DECEMBER 31, 1999
                                                ---------------------------   ---------------------------
                                                EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                -----------   -------------   -----------   -------------
Patrick P.H. Sireta...........................    133,305         88,870      $1,660,980     $1,107,320
Russell J. Crecraft...........................     11,967         10,478         150,784        132,023
John I. Hess..................................     23,700         16,800         298,620        211,680
Thomas A. Loder...............................     18,021         14,514         227,065        182,876
Dah Wen Tsang.................................     43,343         33,062         546,122        416,581

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    In 1995, our six senior officers (Messrs. Sireta, Crecraft, Haugen, Hess, Loder, and Tsang), acting through Tremoliere, LLC, purchased a controlling 51% interest in APT from Hamilton Sundstrand for approximately $3.6 million, of which approximately $3.3 million was funded with a note payable to Hamilton Sundstrand and the balance was funded from the personal assets of the purchasers. In 1998, the same group purchased the remainder of APT for approximately $2.5 million. Tremoliere, LLC borrowed $3.0 million from APT, an amount sufficient to purchase the remaining 49% interest in the Company and to pay interest on the note owed to Hamilton Sundstrand. In 1999, Tremoliere, LLC borrowed an additional $100,000 from APT to pay interest on the note owed to Hamilton Sundstrand. Our six senior officers as selling stockholders intend to use a portion of their net proceeds from this offering to pay an estimated $3.1 million in taxes incurred as a result of the sale of the shares, and to repay approximately $4.1 million owed to Hamilton Sundstrand and $3.6 million owed to APT.

    In 1999, sales to Advanced Energy Industries were $4.0 million, and accounted for 14.6% of our net sales. Advanced Energy Industries guaranteed a $1.0 million bank loan to us in 1995, and increased that guaranty to $2.5 million in 1998. That guaranty is still outstanding, however, it will be terminated in connection with this offering. Advanced Energy Industries is entitled to designate one member of our board of directors as long as the guaranty is outstanding. We have issued warrants to purchase 560,000 shares of our common stock at a weighted average exercise price of $2.73 per share to Advanced Energy Industries. These warrants will expire on completion of this offering, and we expect them to be exercised immediately before expiration. Upon completion of this offering and the transactions described in "Principal and Selling Shareholders," Advanced Energy Industries will own approximately 3.6% of our outstanding common stock. Douglas Schatz, who is the Chief Executive Officer, Chairman of the Board and a substantial shareholder of Advanced Energy Industries, serves as a director of APT.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2000 with respect to:

    - each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of common stock;

    - each of our directors;

    - each of our executive officers; and

    - all directors and executive officers as a group.

    Except as otherwise indicated in the footnotes to the table, each stockholder has sole voting and investment power with respect to the shares beneficially owned by such stockholder. 5,000,000 of the 5,000,520 outstanding shares are currently held by Tremoliere, LLC. Upon the closing of this offering, Tremoliere will be dissolved and the shares distributed to its members. The following table assumes that distribution has been completed:

                                         OWNERSHIP OF COMMON
                                          STOCK PRIOR TO THE                        OWNERSHIP OF COMMON
                                               OFFERING                           STOCK AFTER THE OFFERING
                                        ----------------------     NUMBER OF      ------------------------
                                        NUMBER OF   PERCENTAGE   SHARES OFFERED    NUMBER OF    PERCENTAGE
                                         SHARES     OWNERSHIP        HEREBY         SHARES      OWNERSHIP
                                        ---------   ----------   --------------   -----------   ----------
Patrick P.H. Sireta (1)...............  2,905,015       56.1%        507,275       2,397,740       29.9%
Douglas S. Schatz (2).................    450,714        8.3         170,000         280,714        3.6
Dah Wen Tsang (3).....................    513,169       10.1          84,545         428,624        5.4
John I. Hess (4)......................    486,345        9.7          84,545         401,800        5.1
Thomas A. Loder (5)...................    479,073        9.5          84,545         394,528        5.0
Russell J. Crecraft (6)...............    471,001        9.4          84,545         386,456        4.9
Greg M. Haugen (7)....................    463,545        9.3          84,545         379,000        4.8
James E. Petersen (8).................      1,000         --              --           1,000         --
Advanced Energy Industries (9)........    450,714        8.3         170,000         280,714        3.6
All directors and executive officers
  as a group (8 persons) (10).........  5,769,862      100.0       1,100,000       4,669,862       57.2

------------------------

(1) Includes 177,740 shares issuable upon exercise of options which are exercisable within 60 days of June 30, 2000, of which 44,435 have been assigned to Mrs. Elizabeth Sellers. Mr. Sireta disclaims beneficial ownership of those shares assigned to Mrs. Sellers, his ex-wife. Mr. Sireta owns his 1,363,635 of his shares through Sireta, LLC.

(2) Comprised of 450,714 shares beneficially owned by Advanced Energy Industries. See note 9 below. Mr. Schatz is the Chief Executive Officer and Chairman of the Board of Advanced Energy Industries and may be deemed to share voting or investment control with respect to those shares. Mr. Schatz disclaims beneficial ownership of such shares.

(3) Includes 58,624 shares issuable upon exercise of options which are exercisable within 60 days of June 30, 2000.

(4) Includes 31,800 shares issuable upon exercise of options which are exercisable within 60 days of June 30, 2000.

(5) Includes 24,528 shares issuable upon exercise of options which are exercisable within 60 days of June 30, 2000.

(6) Includes 16,456 shares issuable upon exercise of options which are exercisable within 60 days of June 30, 2000.

(7) Includes 9,000 shares issuable upon exercise of options which are exercisable within 60 days of June 30, 2000.

(8) Comprised of 1,000 shares issuable upon exercise of options which are exercisable within 60 days of June 30, 2000.

(9) Advanced Energy Industries intends to exercise its warrants utilizing the "net exercise" provision, thereby receiving approximately 450,714 shares at closing of this offering, at a weighted average exercise price of $2.73 per share and an assumed initial public offering price of $14.00 per share. Advanced Energy Industries intends to sell approximately 170,000 shares in this offering to satisfy its estimated tax liability, and has granted the underwriters an option to purchase an additional 150,000 shares, exercisable within 30 days of the offering. All unsold shares will remain subject to a "lock-up" agreement for 180 days. The address for Advanced Energy Industries is 1625 Sharp Point Drive, Fort Collins, Colorado 80525.

(10) Includes 319,148 shares issuable upon exercise of options which are exercisable within 60 days of June 30, 2000, and 450,714 shares issuable upon exercise of warrants. See notes 1 through 9 above.

                          DESCRIPTION OF CAPITAL STOCK

    The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Certificate of Incorporation, as amended, and our Bylaws, as amended.

COMMON STOCK

    Each holder of our common stock is entitled to receive notice of and to attend any meeting of our stockholders, and is entitled to one vote per share held at such time on all matters to be voted on by our stockholders. Each holder of our common stock is entitled to receive dividends if they are declared by our board of directors, and will participate equally in any distribution of assets upon our liquidation, dissolution or winding up period. There are no cumulative, subscription or pre-emptive rights to subscribe for any additional securities which we may issue. There are also no redemption provisions, conversion provisions or sinking fund provisions applicable to our common stock.

PREFERRED STOCK

    Our board of directors, pursuant to the Certificate of Incorporation as amended, is authorized to issue the preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences of the preferred stock. The board of directors, without stockholder approval, can therefore, issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of, and amounts payable with respect to, the common stock. This may be deemed to have a potential anti-takeover effect because the issuance of preferred stock in accordance with such provision may delay, defer or prevent a change of control regarding us and could adversely affect the price of our common stock.

REGISTRATION RIGHTS

    We granted registration rights with respect to shares of our common stock that are issuable upon the exercise of warrants. Certain of these shares are being registered for sale in this offering. We estimate that 152,858 shares of common stock issuable under these warrants will continue to have registration rights following this offering. All but 38,214 of these shares are subject to a lock-up agreement as described in "Underwriting."

POSSIBLE ANTI-TAKEOVER EFFECT ON CERTAIN CHARTER PROVISIONS

    Our Certificate of Incorporation and Bylaws require that stockholders give advance notice to us of any business to be brought by stockholders at any stockholders' meeting. This provision may have the effect of delaying changes in control or management of APT, deterring hostile takeovers or deferring or preventing a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by the stockholders.

CERTAIN PROVISIONS OF DELAWARE LAW

    We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporations Law, or DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) with a Delaware corporation for three years following the date such person became an interested stockholder, unless

    - before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

    - upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans); or

    - following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

    Our Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited

    - for any breach of the director's duty of loyalty to us or our stockholders,

    - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law,

    - in respect of certain unlawful dividend payments or stock redemptions or repurchases, and

    - for any transaction from which the director derives an improper personal benefit.

    The effect of the provisions of our Certificate of Incorporation is to eliminate the rights of APT and its stockholders (through stockholders' derivative suits on behalf of APT) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described above. This provision does not limit or eliminate the rights of APT or any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. Our Certificate of Incorporation and Bylaws provide that APT shall indemnify its directors, officers, employees and agents against claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his or her capacity as a director, officer, employee and/or agent of APT to the extent the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of APT. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for our common stock is American Securities Transfer & Trust.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the consummation of the offering, we will have outstanding 7,851,234 shares of common stock (assuming no exercise of the underwriters' over-allotment option). All of the shares of common stock sold in the offering will be freely tradable under the Securities Act, unless purchased by "affiliates" of APT as that term is defined under the Securities Act. Upon the expiration of lock-up agreements between APT, substantially all of the stockholders and the underwriters, which will occur 180 days after the date of this prospectus, or the Effective Date, all of the shares of common stock owned by these stockholders, or Restricted Shares, will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (78,512 shares immediately after the offering) or
(ii) the average weekly trading volume of the Company's Common Stock on Nasdaq during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Substantially all of the Restricted Shares have been held for over one year. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of the Company preceding the sale, and who has beneficially owned Restricted Shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations and requirements described above.


    APT, and its officers, directors, the holders of 4,350,714 shares outstanding after completion of the offering, and the holders of options and warrants to acquire 901,479 of the 1,109,455 shares subject to options and warrants outstanding after completion of the offering have agreed with the underwriters, until 180 days after the Effective Date, not to directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Stephens Inc. In addition, the holder of warrants to purchase 43,215 shares has agreed to the same limitations for a period of 90 days after the Effective Date. APT has also agreed not to directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days after the Effective Date, without the prior written consent of Stephens Inc., subject to certain limited exceptions including grants of options and issuance of shares of common stock upon exercise of currently outstanding options under our 1995 Stock Option Plan. The lock-up agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Stephens Inc.


    Any of our employees, officers or directors or a consultant who holds vested options as of the Effective Date pursuant to our 1995 Stock Option Plan are entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permit affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing
90 days after the date of completion of this offering. However, we and our officers, directors and the holders of 830,050 of the outstanding options have agreed not to, directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock for the 180-day period after the Effective Date without the prior written consent of Stephens Inc. See "Underwriting" for additional information regarding limitations on the sale of our common stock.

    Not earlier than 90 days after the date of completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under our stock option plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. This registration statement will become effective immediately upon filing.

    We are unable to estimate the number of shares that may be sold in the future by the existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock. Sales of substantial amounts of common stock by such stockholders could adversely affect the market price our common stock.

                                  UNDERWRITING

    The underwriters named below, through their representatives, Stephens Inc., Needham & Company, Inc., and First Security Van Kasper, have severally agreed to purchase from us and the selling stockholders the following respective number of shares of our common stock:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Stephens Inc................................................
Needham & Company, Inc......................................
First Security Van Kasper...................................

                                                                 ---------
Total.......................................................     3,500,000
                                                                 =========

    The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at that price less a concession not in excess of $ per share. The underwriters may allow and such dealers may reallow a concession not in excess of $ per share to certain other dealers. After the public offering of the shares, the underwriters may change the offering price and other selling terms. The representatives of the underwriters have advised us that the underwriters do not intend to confirm any shares to any accounts over which they exercise discretionary authority.

    The underwriting agreement makes the obligations of the underwriters subject to conditions that we and the selling stockholders must satisfy, such as the receipt of certificates, opinions and letters from us, the selling stockholders, our counsel and our independent auditors. The underwriters are committed to purchase all shares of common stock offered in this prospectus (other than those covered by the over-allotment options described below) if any of those shares are purchased.

    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    OVER-ALLOTMENT OPTION. We and Advanced Energy Industries have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 525,000 additional shares of our common stock. To that extent that the underwriters exercise this option, each underwriter is committed to purchase a number of shares that reflects approximately the same percentage of total shares that such underwriter purchased in the above table. We and Advanced Energy Industries will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise their option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

    UNDERWRITING DISCOUNTS AND COMMISSIONS. The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 525,000 additional shares.

                                                                                     PAID BY SELLING
                                                       PAID BY COMPANY                STOCKHOLDERS
                                                 ---------------------------   ---------------------------
                                                 NO EXERCISE   FULL EXERCISE   NO EXERCISE   FULL EXERCISE
                                                 -----------   -------------   -----------   -------------
Per share......................................    $             $               $             $
Total..........................................    $             $               $             $

    INDEMNITY. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect thereof.

    LOCK-UP AGREEMENTS. APT, our executive officers and directors, the selling stockholders and certain option and warrant holders have agreed that they will not, without the consent of Stephens Inc., directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock during the 180-day period following the effective date of the registration statement relating to this prospectus. Stephens Inc. has the discretion, at any time and without notice, to release the sale prohibitions in part or in whole.

    STABILIZATION. The underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of our common stock at levels above those which might otherwise prevail in the open market. This may be done by entering stabilizing bids, effecting syndicate covering transactions to cover short sales or imposing penalty bids. A stabilizing bid means placing a bid or making a purchase for the purpose of pegging, fixing or maintaining the price of the common stock.

    Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering and may be either "covered" or "naked" short sales. A "covered" short sale is a sale made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering, and may be closed out by either exercising the over-allotment option or purchasing shares in the open market. A "naked" short sale is a sale in excess of the over-allotment option and may be closed out by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing.

    A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions.

    These stabilizing transactions may be effected on the Nasdaq National Market, the over-the-counter market or otherwise, and may be discontinued at any time. These stabilizing transactions, including the purchase of shares to cover short positions, may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our stock. As a result, the price of our stock may be higher than the price that might otherwise exist in the open market.

    PRICING. Prior to this offering, there was no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation between us, the selling stockholders and the underwriters. Among other factors to be considered in determining the initial public offering price are prevailing market and economic conditions, our revenues and earnings, the state of our business operation, an assessment of our management and consideration of the above factors in relation to market valuation of companies in related businesses and other factors deemed relevant. There can be no assurance, however, that the prices at which the common stock will sell in the public market after this offering will be equal to or greater than the initial public offering.

    DIRECTED SHARE PROGRAM. At our request, the underwriters have reserved up to 150,000 shares of our common stock offered by this prospectus for sale to employees, members of employees' families, sales representatives, distributors, customers, suppliers and providers of services through a directed share program at the initial public offering price set forth on the cover page of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

                                 LEGAL MATTERS

    Davis Wright Tremaine LLP, Portland, Oregon, will pass upon the validity of the common stock that we are offering. O'Melveny & Myers LLP, Los Angeles, California, will pass upon certain legal matters for the underwriters.

                                    EXPERTS

    The consolidated financial statements of Advanced Power Technology, Inc. as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, have been included in this prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere in this prospectus and registration statement and upon the authority of KPMG LLP as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed as a part hereof. Statements contained in this prospectus as to the contents of any contract or any other such contract or document is filed as an exhibit, to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference to such exhibit. The registration statement, including exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    As a result of this offering, we will become subject to the information and reporting requirements of the Securities and Exchange Act of 1934, as amended, and will file periodic reports, proxy statements and other information with the Commission. Upon approval of the common stock for quotation on the Nasdaq National Market, these reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 2006.

    We will issue to our stockholders annual reports and unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited financial statements and a report of our independent auditors with respect to the examination of such financial statements. In addition, we will issue such other interim reports as we deem appropriate.

                        ADVANCED POWER TECHNOLOGY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................    F-2

Consolidated Balance Sheets.................................    F-3

Consolidated Statements of Operations.......................    F-4

Consolidated Statements of Stockholders' Deficit............    F-5

Consolidated Statements of Cash Flows.......................    F-6

Notes to Consolidated Financial Statements..................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Advanced Power Technology, Inc.:

    We have audited the accompanying consolidated balance sheets of Advanced Power Technology, Inc. and subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Power Technology, Inc. and subsidiary at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ KPMG LLP

Portland, Oregon
February 25, 2000

                        ADVANCED POWER TECHNOLOGY, INC.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                 DECEMBER 31,
                                                              -------------------    JUNE 30,
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
                                            ASSETS
Current assets:
  Cash and cash equivalents.................................  $    56    $   316      $   117
  Accounts receivable, net..................................    3,639      4,447        6,544
  Inventories, net..........................................    5,305      5,153        5,693
  Prepaid expenses and other current assets.................    1,293        584        1,067
  Net current deferred tax asset............................      130        564          564
                                                              -------    -------      -------
    Total current assets....................................   10,423     11,064       13,985
                                                              -------    -------      -------
Property and equipment, net.................................    3,074      2,483        3,285
Other assets................................................      703        312          113
                                                              -------    -------      -------
    Total assets............................................  $14,200    $13,859      $17,383
                                                              =======    =======      =======
                             LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Book overdraft............................................  $   158    $    --      $    --
  Lines of credit...........................................    4,452      4,895        5,168
  Accounts payable..........................................    2,429      2,485        3,740
  Accrued expenses..........................................    1,673      1,789        2,437
  Current portion of long-term debt.........................      339      2,737        2,763
  Current portion of capital lease obligations..............      857        181          118
                                                              -------    -------      -------
    Total current liabilities...............................    9,908     12,087       14,226
Long-term debt, less current portion........................    6,006      3,320        3,738
Capital lease obligations, less current portion.............      142        205          159
Deferred gain on sale leaseback.............................      341        267          157
Net non-current deferred tax liability......................      254        455          455
                                                              -------    -------      -------
    Total liabilities.......................................   16,651     16,334       18,735
                                                              -------    -------      -------
Commitments and contingencies

Stockholders' deficit:
  Preferred stock, par value $.001, 1,000,000 shares
    authorized; no shares issued and outstanding............       --         --           --
  Common stock, par value $.01, 19,000,000 shares
    authorized; 5,000,000, 5,000,020 and 5,000,520
    (unaudited) shares issued and outstanding in 1998, 1999
    and 2000, respectively..................................       50         50           50
  Additional paid-in capital................................   14,884     15,048       16,084
  Deferred stock compensation...............................       --        (31)        (463)
  Accumulated other comprehensive income--currency
    translation.............................................       26         44           69
  Accumulated deficit.......................................  (17,411)   (17,586)     (17,092)
                                                              -------    -------      -------
    Total stockholders' deficit.............................   (2,451)    (2,475)      (1,352)
                                                              -------    -------      -------
                                                              $14,200    $13,859      $17,383
                                                              =======    =======      =======

          See accompanying notes to consolidated financial statements.

                        ADVANCED POWER TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               PREDECESSOR
                                               (NOTE 1(A))                      APT
                                               -----------   -----------------------------------------
                                                                                    SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,             JUNE 30,
                                               ---------------------------------   -------------------
                                                  1997         1998       1999       1999       2000
                                               -----------   --------   --------   --------   --------
                                                                                       (UNAUDITED)
Revenues, net................................    $25,732     $24,851    $27,461    $12,438    $19,641
Cost of goods sold...........................     17,280      18,439     18,000      8,264     12,513
                                                 -------     -------    -------    -------    -------
Gross profit.................................      8,452       6,412      9,461      4,174      7,128
                                                 -------     -------    -------    -------    -------
Operating expenses:
  Research and development...................      1,021         926        883        440        482
  Selling, general and administrative........      7,137       7,111      7,322      3,521      4,599
                                                 -------     -------    -------    -------    -------
    Total operating expenses.................      8,158       8,037      8,205      3,961      5,081
                                                 -------     -------    -------    -------    -------
Income (loss) from operations................        294      (1,625)     1,256        213      2,047
                                                 -------     -------    -------    -------    -------
Other income (expense):
  Interest expense...........................       (686)     (1,208)    (1,308)      (628)      (787)
  Other, net.................................        120          58         77         48         --
                                                 -------     -------    -------    -------    -------
                                                    (566)     (1,150)    (1,231)      (580)      (787)
                                                 -------     -------    -------    -------    -------
Income (loss) before income taxes............       (272)     (2,775)        25       (367)     1,260
Income tax expense (benefit).................        107      (1,119)       200        100        766
                                                 -------     -------    -------    -------    -------
Net income (loss)............................    $  (379)    $(1,656)   $  (175)   $  (467)   $   494
                                                 =======     =======    =======    =======    =======
Net income (loss) per share:
  Basic......................................    $ (0.08)    $ (0.33)   $ (0.04)   $ (0.09)   $  0.10
  Diluted....................................      (0.08)      (0.33)     (0.04)     (0.09)      0.08
Weighted average number of shares used in the
  computation of net income (loss) per share:
  Basic......................................      5,000       5,000      5,000      5,000      5,001
  Diluted....................................      5,000       5,000      5,000      5,000      6,324

          See accompanying notes to consolidated financial statements.

                        ADVANCED POWER TECHNOLOGY, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                          ACCUMULATED
                                         COMMON STOCK       ADDITIONAL     DEFERRED          OTHER        COMPREHENSIVE
                                     --------------------    PAID-IN         STOCK       COMPREHENSIVE        INCOME
                                      SHARES      AMOUNT     CAPITAL     COMPENSATION    INCOME (LOSS)        (LOSS)
                                     ---------   --------   ----------   -------------   --------------   --------------
Balance, December 31, 1996.........  5,000,000   $    50     $19,494         $  --          $     43
Net loss...........................         --        --          --            --                --         $   (379)
Foreign currency translation.......         --        --          --            --              (122)            (122)
                                                                                                             --------
Comprehensive loss.................                                                                          $   (501)
                                                                                                             ========
                                     ---------   -------     -------         -----          --------
Balance, December 31, 1997.........  5,000,000        50      19,494            --               (79)
Application of push-down accounting
  (Note 1(a))......................         --        --      (4,610)           --                --
Net loss...........................         --        --          --            --                --         $ (1,656)
Foreign currency translation.......         --        --          --            --               105              105
                                                                                                             --------
Comprehensive loss.................                                                                          $ (1,551)
                                                                                                             ========
                                     ---------   -------     -------         -----          --------
Balance, December 31, 1998.........  5,000,000        50      14,884            --                26
Exercise of stock options..........         20        --          --            --                --
Issuance of warrants...............         --        --         126            --                --
Net loss...........................         --        --          --            --                --         $   (175)
Deferred stock compensation........         --        --          38           (38)               --
Amortization of deferred stock
  compensation.....................         --        --          --             7                --
Foreign currency translation.......         --        --          --            --                18               18
                                                                                                             --------
Comprehensive income...............                                                                          $   (157)
                                                                                                             ========
                                     ---------   -------     -------         -----          --------
Balance, December 31, 1999.........  5,000,020        50      15,048           (31)               44
Exercise of stock options
  (unaudited)......................        500        --          --            --                --
Issuance of warrants (unaudited)...         --        --         460            --                --
Deferred stock compensation
  (unaudited)......................         --        --         576          (576)               --
Amortization of deferred stock
  compensation (unaudited).........         --        --          --           144                --
Net income (unaudited).............         --        --          --            --                --         $    494
Foreign currency translation
  (unaudited)......................         --        --          --            --                25               25
                                                                                                             --------
Comprehensive income (unaudited)...                                                                          $    519
                                                                                                             ========
                                     ---------   -------     -------         -----          --------
Balance, June 30, 2000
  (unaudited)......................  5,000,520   $    50     $16,084         $(463)         $     69
                                     =========   =======     =======         =====          ========


                                     ACCUMULATED
                                       DEFICIT       TOTAL
                                     ------------   --------
Balance, December 31, 1996.........    $(15,376)    $ 4,211
Net loss...........................        (379)       (379)
Foreign currency translation.......          --        (122)

Comprehensive loss.................

                                       --------     -------
Balance, December 31, 1997.........     (15,755)      3,710
Application of push-down accounting
  (Note 1(a))......................          --      (4,610)
Net loss...........................      (1,656)     (1,656)
Foreign currency translation.......          --         105

Comprehensive loss.................

                                       --------     -------
Balance, December 31, 1998.........     (17,411)     (2,451)
Exercise of stock options..........          --          --
Issuance of warrants...............          --         126
Net loss...........................        (175)       (175)
Deferred stock compensation........          --          --
Amortization of deferred stock
  compensation.....................          --           7
Foreign currency translation.......          --          18

Comprehensive income...............

                                       --------     -------
Balance, December 31, 1999.........     (17,586)     (2,475)
Exercise of stock options
  (unaudited)......................          --          --
Issuance of warrants (unaudited)...          --         460
Deferred stock compensation
  (unaudited)......................          --          --
Amortization of deferred stock
  compensation (unaudited).........          --         144
Net income (unaudited).............         494         494
Foreign currency translation
  (unaudited)......................          --          25

Comprehensive income (unaudited)...

                                       --------     -------
Balance, June 30, 2000
  (unaudited)......................    $(17,092)    $(1,352)
                                       ========     =======

          See accompanying notes to consolidated financial statements.

                        ADVANCED POWER TECHNOLOGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                              PREDECESSOR
                                                              (NOTE 1(A))                       APT
                                                              -----------   -------------------------------------------
                                                                         YEARS ENDED                SIX MONTHS ENDED
                                                                        DECEMBER 31,                    JUNE 30,
                                                              ---------------------------------   ---------------------
                                                                 1997         1998       1999       1999        2000
                                                              -----------   --------   --------   ---------   ---------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................    $  (379)    $(1,656)    $ (175)    $  (467)    $   494
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................      1,930       2,275      1,809       1,092         700
    Net gain on disposal of property and equipment..........         (2)         (7)        --          --          --
    Deferred taxes..........................................       (287)       (771)      (233)         --          --
    Deferred gain on sale--leaseback........................       (111)        (97)       (74)        (49)        (12)
    Non-cash interest expense...............................         --          --        118          60         230
    Amortization of deferred stock compensation.............         --          --          7          --         144
    Changes in operating assets and liabilities:
      Accounts receivable...................................       (440)        243       (994)       (418)     (2,131)
      Inventories...........................................        688         321        142        (412)       (564)
      Prepaid expenses and other assets.....................       (341)       (286)       735         509        (108)
      Accounts payable and accrued expenses.................        397         630        319         113       1,823
      Deferred revenue......................................        293        (293)        --          --          --
                                                                -------     -------     ------     -------     -------
        Net cash provided by operating activities...........      1,748         359      1,654         428         576
                                                                -------     -------     ------     -------     -------
Cash flows from investing activities:
  Purchase of property and equipment........................       (801)       (821)      (599)       (126)     (1,409)
  Proceeds from sale of property and equipment..............          2         207          5          --          --
                                                                -------     -------     ------     -------     -------
        Net cash used in investing activities...............       (799)       (614)      (594)       (126)     (1,409)
                                                                -------     -------     ------     -------     -------
Cash flows from financing activities:
  Book overdraft............................................         --         158       (158)       (132)         --
  Borrowings (payments) on lines of credit, net.............       (133)      1,585        528         422         302
  Payments on capital lease obligations.....................       (903)       (933)      (885)       (504)       (109)
  Proceeds from issuance of long-term debt..................        172       1,868         --          --         775
  Principal payments on long-term debt......................       (195)       (235)      (274)       (123)       (328)
  Payment to Sundstrand for APT's common stock..............         --      (2,450)        --          --          --
                                                                -------     -------     ------     -------     -------
        Net cash used in financing activities...............     (1,059)         (7)      (789)       (337)        640
                                                                -------     -------     ------     -------     -------
Effects of exchange rate changes on cash....................        (34)         17        (11)         (2)         (6)
                                                                -------     -------     ------     -------     -------
        Net change in cash and cash equivalents.............       (144)       (245)       260         (37)       (199)
Cash and cash equivalents at beginning of period............        445         301         56          56         316
                                                                -------     -------     ------     -------     -------
Cash and cash equivalents at end of period..................    $   301     $    56     $  316     $    19     $   117
                                                                =======     =======     ======     =======     =======
Supplemental disclosure of noncash investing and financing
  activities:
  Property and equipment acquired through capital lease
    obligations.............................................    $    60     $   199     $  271     $    --     $    --
  Issuance of warrants in connection with refinancing.......         --          --        126          60         460
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Interest................................................    $   636     $   856     $  915     $   439     $   413
    Income taxes............................................        188         348        346          --         357

          See accompanying notes to consolidated financial statements.

                        ADVANCED POWER TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) COMPANY BACKGROUND

    Advanced Power Technology, Inc. (APT) is a leading designer, manufacturer and marketer of high power, high frequency power semiconductors on a national and international basis.

    In 1992, APT was purchased by Hamilton Sundstrand (Sundstrand) (the 1992 purchase). In 1993, Sundstrand purchased all of the outstanding shares of Power Compact of Merignac, France (the 1993 purchase), whose name was subsequently changed to Advanced Power Technology Europe S.A. (APT Europe). On September 6, 1995, Tremoliere LLC (Tremoliere), a company owned by APT's management group, purchased 51% of APT from Sundstrand for $250 in cash and $3,320 in a note payable to Sundstrand (the 1995 purchase). Just prior to the effective date of this transaction: 1) APT completed a recapitalization in which the Board of Directors authorized 5,110,370 shares of common stock and, pursuant to the recapitalization, the 1,000 shares of $1 par value common stock issued and outstanding were converted into 5,000,000 shares of $.01 par value common stock,
2) $12,394 of APT's payables to Sundstrand were converted to additional paid in capital and 3) Sundstrand transferred all of its shares of APT Europe to APT. Pursuant to the buyout agreement, 51% of APT's outstanding common shares, owned by Tremoliere, collateralize the $3,320 note payable from Tremoliere to Sundstrand.

    On January 5, 1998, Tremoliere purchased the remaining 49% interest in APT from Sundstrand for $2,450 in cash. Tremoliere borrowed $3,000 from APT under a promissory note to purchase the remaining 49% interest in APT and pay interest accrued on the $3,320 note payable to Sundstrand (the 1998 purchase). The note from Tremoliere is due on the fourth anniversary of the loan or upon the closing of APT's initial public offering, whichever occurs first. The loan bears interest at 6.10% per annum. Tremoliere's basis in APT has been allocated to APT's financial statements using the push-down method of accounting.

    In accordance with purchase accounting and push down accounting, APT established a new cost basis for assets and liabilities in January 1998 based on these purchase transactions, and reflected that basis in APT's consolidated financial statements.

    (B) PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of APT and its wholly-owned subsidiary, APT Europe. All intercompany balances have been eliminated in the consolidation of financial statements.

    (C) CASH EQUIVALENTS

    APT considers all highly liquid debt and equity instruments purchased with a maturity of three months or less to be cash equivalents.

    (D) INVENTORIES


    Inventories are stated at the lower of standard cost (approximates actual cost on a first-in, first-out basis) or market (net realizable value). The cost of certain inventories has been reduced by $671, $749 and $752 (unaudited) as of December 31, 1998 and 1999 and June 30, 2000, respectively.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (E) PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Machinery and equipment under capital lease are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease.

    Depreciation is provided using the straight-line method over estimated useful lives, five years for equipment, furniture and fixtures. Leased assets and leasehold improvements are amortized over the shorter of the estimated life of the asset or the term of the related lease, ranging from three to ten years. Depreciation begins on assets in process at the time the related assets are placed in service. Maintenance and repairs are expensed as incurred.

    As required by Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF, management reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount including associated intangible assets of the operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets.

    (F) INTANGIBLE ASSETS

    Goodwill resulting from the change of control described in note 3 is amortized on a straight-line basis through September 2000. Goodwill, net, was $619 and $256 at December 31, 1998 and 1999, and is included in other assets in the accompanying consolidated balance sheets. Amortization of goodwill was $0, $358 and $363 for the years ended December 31, 1997, 1998 and 1999, respectively.

    (G) INCOME TAXES

    APT accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

    (H) REVENUE RECOGNITION

    Standard product revenue is recognized upon shipment of product. APT recognizes revenue on customer-specific products or services based on the terms of customer contracts which is generally customer acceptance. In general, APT provides for a one-year repair or replacement warranty on its products. Upon shipment, APT also provides for the estimated cost that may be incurred for product

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) warranty and sales returns based on historical experience. The reserve for warranties and sales returns was $91 and $119 as of December 31, 1998 and 1999, respectively.

    Revenue from certain contractual product sales or license arrangements is deferred and recognized when earned in accordance with the arrangement.

    APT uses independent distributors to sell its products. Distributors can return up to 5% of the dollar value of products purchased during the prior six months upon a 30 days notice. Sales to distributors are recognized upon shipment, less an allowance for estimated returns.

    (I) RESEARCH AND PRODUCT DEVELOPMENT EXPENSES

    Expenditures for research and product development are expensed as incurred. Engineering and design costs related to revenues on non-recurring engineering services billed to customers are classified as cost of goods sold.

    (J) STOCK-BASED COMPENSATION

    SFAS 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, defines a fair value based method of accounting for an employee stock option or similar instrument. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, SFAS 123 also allows an entity to continue to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion No. 25 (Opinion 25), ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Entities electing to remain with the accounting in Opinion 25 must make pro forma disclosures of net income (loss) and, if presented, earnings per share, as if the fair value based method had been applied. APT has elected to continue to apply the prescribed accounting in Opinion 25.

    APT accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123 and other applicable accounting literature.

    (K) MANAGEMENT ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (L) FOREIGN CURRENCY

    The local currency of APT's foreign subsidiary is the functional currency. Assets and liabilities of APT's foreign operation are translated into U.S. dollars using exchange rates in effect at the translation date, and revenue and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of stockholder's deficit.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Gains or losses occurring on foreign currency transactions during the year have been included in the consolidated statements of operations as other income (expense).

    (M) ADVERTISING COSTS

    The cost of advertising is expensed as incurred. Advertising costs were not significant during the periods presented.

    (N) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. The carrying amount of amounts due under the lines of credit and long-term obligations approximate fair value since the interest rates approximate current rates available to APT.

    (O) EARNINGS PER SHARE

    APT reports earnings per share in accordance with SFAS 128, EARNINGS PER SHARE, and SEC Staff Accounting Bulletin No. 98 (SAB 98), which requires the presentation of both basic and diluted earnings per share. Basic earnings per share is computed using the weighted-average number of common shares outstanding and diluted earnings per share is computed using the weighted-average number of common shares outstanding and dilutive potential common shares assumed to be outstanding during the period using the treasury stock method. The following weighted-average potential common shares have been excluded from the computation of diluted net loss per share for the respective periods presented because the effect would have been anti-dilutive.

                                                                               SIX MONTHS
                                             YEARS ENDED DECEMBER 31,        ENDED JUNE 30,
                                          ------------------------------   -------------------
                                            1997       1998       1999       1999       2000
                                          --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
Incremental shares issuable under stock
  options and warrants..................     --       25,160    718,228     39,812       --

    Approximately 1,323,000 (unaudited) incremental shares issuable under stock options and warrants were included in the weighted-average number of shares used in the computation of diluted net income per share for the six months ended
June 30, 2000.

    (P) RISK OF TECHNOLOGICAL CHANGE

    The markets in which APT competes or seeks to compete are subject to rapid technological change, frequent new product introductions, changing customer requirements for new products and features, and evolving industry standards. The introduction of new technologies and the emergence of new industry standards could render APT's products less desirable or obsolete, which could harm its business.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (Q) UNAUDITED QUARTERLY INFORMATION

    The financial information included herein as of June 30, 2000 and for the six-month periods ended June 30, 1999 and 2000 is unaudited. However, such information reflects all adjustments consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period.

    (R) COSTS OF SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

    Internal use software development costs are accounted for in accordance with Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. Costs incurred in the preliminary project stage are expensed as incurred and costs incurred in the application and development stage, which meet the capitalized criteria, are capitalized and amortized on a straight-line basis over five years, the estimated useful life of the asset.

    (S) ACCOUNTS RECEIVABLE

    Accounts receivable are shown net of allowance for doubtful accounts of $110, $62 and $114 (unaudited) at December 31, 1998 and 1999 and June 30, 2000.
The following table presents a rollforward of the allowance for doubtful accounts for the indicated periods:

                                                         DECEMBER 31,
                                                ------------------------------    JUNE 30,
                                                  1997       1998       1999        2000
                                                --------   --------   --------   -----------
                                                                                 (UNAUDITED)
Balance--beginning of period..................    $ 81       $ 60       $110         $ 62
Provision (reduction).........................     158        (73)       (24)          52
(Charge offs) recoveries......................    (179)       123        (24)          --
                                                  ----       ----       ----         ----
Balance--end of period........................    $ 60       $110       $ 62         $114
                                                  ====       ====       ====         ====

    (T) CONCENTRATION OF SUPPLIERS

    APT relies on external subcontractors for the manufacture and substantially all the assembly/packaging of certain products, respectively. The failure to perform by one of these suppliers could have a material impact on APT's growth and results of operations.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(2) BALANCE SHEET COMPONENTS

    (A) INVENTORIES

    Inventories consist of the following:


                                                    DECEMBER 31,
                                                 -------------------
                                                   1998       1999     JUNE 30, 2000
                                                 --------   --------   --------------
                                                                        (UNAUDITED)
Raw materials..................................   $  901     $  581        $  956
Work in progress...............................    3,590      3,941         4,361
Finished goods.................................    1,485      1,380         1,128
                                                  ------     ------        ------
                                                   5,976      5,902         6,445

Valuation reserve..............................     (671)      (749)         (752)
                                                  ------     ------        ------
  Inventories, net.............................   $5,305     $5,153        $5,693
                                                  ======     ======        ======



    The following table presents a rollforward of the inventory valuation reserve for the indicated periods:



                                                       DECEMBER 31,
                                              ------------------------------
                                                1997       1998       1999     JUNE 30, 2000
                                              --------   --------   --------   -------------
                                                                                (UNAUDITED)
Balance--beginning of period................    $191       $378       $671         $749
Provision...................................     281        351        306            6
Write offs..................................     (94)       (58)      (228)          (3)
                                                ----       ----       ----         ----
Balance--end of period......................    $378       $671       $749         $752
                                                ====       ====       ====         ====


    (B) PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                 DECEMBER 31,
                                              -------------------
                                                1998       1999     JUNE 30, 2000
                                              --------   --------   --------------
                                                                     (UNAUDITED)
Machinery, furniture and equipment..........  $11,354    $ 11,843      $  9,718
Leasehold improvements......................      580         564           554
Assets in process...........................      524         722         1,208
                                              -------    --------      --------
                                               12,458      13,129        11,480

Less accumulated depreciation and
  amortization..............................   (9,384)    (10,646)       (8,195)
                                              -------    --------      --------
                                              $ 3,074    $  2,483      $  3,285
                                              =======    ========      ========

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(2) BALANCE SHEET COMPONENTS (CONTINUED)
    (C) ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                    DECEMBER 31,
                                                 -------------------
                                                   1998       1999     JUNE 30, 2000
                                                 --------   --------   --------------
                                                                        (UNAUDITED)
Accrued interest...............................   $  378     $  572        $  760
Payroll, commissions and related liabilities...      383        392           365
Vacation accrual...............................      247        240           315
Warranty and sales returns accrual.............       91        119           324
Income taxes payable...........................       --         70           479
Other..........................................      574        396           194
                                                  ------     ------        ------
                                                  $1,673     $1,789        $2,437
                                                  ======     ======        ======

(3) MANAGEMENT BUYOUT

    The Tremoliere purchases have resulted in a change of control and a step up in the basis of assets and liabilities under the purchase method of accounting for the percentage acquired at the time. The cost of the acquisition was allocated on the basis of estimated fair market value of the assets acquired and liabilities assumed. The purchase price was allocated by Tremoliere as follows for each transaction:

                                                                1995       1998
                                                              --------   --------
Total consideration.........................................   $3,570     $2,450
Fair value of net tangible assets acquired..................   (2,189)    (2,205)
                                                               ------     ------
  Goodwill..................................................   $1,381     $  245
                                                               ======     ======

    In 1998, APT was required to establish a new cost basis for its assets and liabilities in its financial statements based on these purchase transactions. APT recorded approximately $981 of goodwill related to the pushdown of the 1995 and 1998 purchase transactions by Tremoliere.

(4) LINES OF CREDIT

    APT has two lines of credit with a bank for up to a total of $5,000 to provide funds for the continuing operations of APT and financing of the management buyout in January 1998 as discussed in note 1. The outstanding balance on the lines of credit at December 31, 1999 and 1998 was $4,344 and $3,871, respectively. The lines of credit expire on March 31, 2000, and bear interest at prime plus 1.0% to 1.25% based on the ratio of debt to equity (9.75% at December 31, 1999). The lines of credit are secured by accounts receivable and inventories and a $1,000 personal guarantee by our officers. See note 14. APT's loan covenants require the consent of the bank prior to the payment of any cash dividends.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(4) LINES OF CREDIT (CONTINUED)
    Borrowings under these lines of credit, as well as the $2,500 and $167 notes payable discussed in note 5, are subject to certain financial covenants for which APT was in compliance as of December 31, 1999.

    APT Europe has a line of credit with a financing institution which provides borrowings based on a percentage of outstanding export accounts receivable, bears interest at 5.94% per annum, plus commissions, and is collateralized by APT Europe's accounts receivable. Amounts outstanding under this line of credit was $551 and $581 as of December 31, 1999 and 1998, respectively. The line of credit may be terminated upon three months notice by either party.

(5) LONG-TERM DEBT

    Long-term debt consists of the following:

                                                    DECEMBER 31,
                                                 -------------------
                                                   1998       1999     JUNE 30, 2000
                                                 --------   --------   --------------
                                                                        (UNAUDITED)
Note payable to Sundstrand, interest at 9%,
  interest and principal due September 6, 2001
  or upon completion of an initial public
  offering, whichever occurs first, secured by
  the stock of APT owned by Tremoliere.........   $3,320     $3,320        $3,320
Subordinate loan from bank, subordinate to
  amounts outstanding under lines of credit
  (see note 4), interest payable monthly at
  prime plus 1.5% per annum (9.25% as of
  December 31, 1999), principal due September
  30, 2000, and collateralized by substantially
  all assets of APT............................    2,500      2,500         2,344
Term loan with bank, monthly principal payments
  of $14 plus interest at prime plus 1.75% per
  annum (9.5% as of December 31, 1999), final
  payment due January 2001, and collateralized
  by substantially all assets of APT...........      347        167            83
Other..........................................      178         70           754
                                                  ------     ------        ------
  Total long-term debt.........................    6,345      6,057         6,501
Less current portion of long-term debt.........      339      2,737         2,763
                                                  ------     ------        ------
  Total long-term debt, less current portion...   $6,006     $3,320        $3,738
                                                  ======     ======        ======

(6) LEASES

    APT leases its facilities and certain office equipment under noncancelable operating leases, which expire over the next five years. Rental expense was $486, $560 and $633 for the years ended December 31, 1997, 1998 and 1999, respectively.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(6) LEASES (CONTINUED)

    APT is also obligated under capital leases for certain equipment, which expire over the next four years. The gross amounts of equipment and accumulated amortization recorded under capital leases were as follows:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
Equipment.................................................  $ 3,864    $ 4,123
Less accumulated amortization.............................   (3,017)    (3,752)
                                                            -------    -------
                                                            $   847    $   371
                                                            =======    =======

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and capital leases are as follows:

                                                             CAPITAL    OPERATING
                                                              LEASES     LEASES
                                                             --------   ---------
Year ending December 31:
  2000.....................................................    $204      $  541
  2001.....................................................      98         535
  2002.....................................................      84         541
  2003.....................................................      59         417
  2004.....................................................      --         202
                                                               ----      ------
    Total minimum lease payments...........................     445      $2,236
                                                                         ======
Less amount representing interest..........................      59
                                                               ----
    Minimum lease payments.................................     386
Less current portion of capital lease obligations..........     181
                                                               ----
                                                               $205
                                                               ====

    During 1995, APT sold equipment for $3,000 which has been leased back through a capital lease which expired on December 31, 1999. The transaction generated a gain of $225 which was deferred and amortized over the four-year lease period.

    During 1996, APT sold its fabrication facility in Bend, Oregon for $1,550 and leased it back under a fifteen-year operating lease agreement. The transaction produced a gain of approximately $348 which is being deferred and amortized over the fifteen-year lease period.

    During 1998, APT sold equipment for $200 which has been leased back through capital leases which expire in 2001. The transaction generated a gain of $14, which is being deferred and amortized over the three-year lease period.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(7) TAXES

    Domestic and foreign pre-tax income (loss) consist of the following:

                                                           YEARS ENDED DECEMBER 31,
                                                        ------------------------------
                                                          1997       1998       1999
                                                        --------   --------   --------
Domestic..............................................   $ 411     $(2,114)     $(43)
Foreign...............................................    (683)       (661)       68
                                                         -----     -------      ----
                                                         $(272)    $(2,775)     $ 25
                                                         =====     =======      ====

    Income tax expense (benefit) consists of the following:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1997       1998       1999
                                                       --------   --------   --------
Current:
  Federal............................................   $ 370     $  (348)    $ 418
  State..............................................      24          --        15
                                                        -----     -------     -----
                                                          394        (348)      433
                                                        -----     -------     -----

Deferred:
  Federal............................................    (231)       (579)     (252)
  State..............................................     (56)       (192)       19
                                                        -----     -------     -----
                                                         (287)       (771)     (233)
                                                        -----     -------     -----
    Total............................................   $ 107     $(1,119)    $ 200
                                                        =====     =======     =====

    The actual income tax expense (benefit) differs from the expected tax benefit computed by applying the U.S. federal corporate income tax rate of 34% to loss before income taxes as follows:

                                                            YEARS ENDED DECEMBER 31,
                                                      ------------------------------------
                                                        1997          1998          1999
                                                      --------      --------      --------
Expected income tax expense (benefit)...............     (34)%        (34)%           34%
Difference attributable to foreign subsidiary.......      86          (20)            --
Expired net operating loss carryforwards............     500           11             67
Change in valuation allowance.......................    (501)          (1)           (65)
State income taxes, net of federal..................      (2)          (7)             9
Release of deferred net operating loss..............      --           --           (489)
Goodwill amortization...............................      --            4            494
Difference in tax status for pass through entity....      --            6            654
Research and experimentation credit.................     (17)          --             --
Other...............................................       7            1             96
                                                        ----          ---           ----
Actual expense (benefit)............................      39%         (40)%          800%
                                                        ====          ===           ====

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(7) TAXES (CONTINUED)
    The income tax effect of temporary differences and carryforwards which give rise to significant portions of deferred tax assets and liabilities are as follows:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
Deferred tax assets:
  Allowance for doubtful accounts.........................  $    96    $    87
  Reserve for inventory obsolescence......................      248        291
  Accrued vacation pay....................................       48         53
  Reserve for product returns.............................       29         44
  Net operating loss carryforwards........................    2,441      2,293
  Depreciation and amortization differences...............      116        325
  Credit carryforwards....................................       84          5
  Interest................................................       --         45
  Other...................................................       26         39
                                                            -------    -------
    Total gross deferred tax assets.......................    3,088      3,182
Less valuation allowance..................................   (2,309)    (2,293)
                                                            -------    -------
    Deferred tax assets, net of valuation allowance.......      779        889
Deferred tax liability:
  Deferred utilization of net operating loss
    carryforwards.........................................     (903)      (780)
                                                            -------    -------
    Net deferred tax asset (liability)....................  $  (124)   $   109
                                                            =======    =======

    The valuation allowance for deferred tax assets as of January 1, 1997 was $3,442. The net change in the valuation allowance for the years ended December 31, 1997, 1998 and 1999 were decreases of $1,102, $31 and $16, respectively.

    APT has federal research and experimentation credit carryforwards of $5 which are available to offset future income taxes, if any, through 2014.

    As of December 31, 1999, APT had foreign net operating loss carryforwards for tax purposes available to offset future income of the foreign subsidiary of approximately (French Francs) FF32,121, or $4,931 based on the exchange rate as of December 31, 1999; FF21,686 ($3,329), which are available indefinitely and FF10,435 ($1,601), which expire in 2000 through 2004.

(8) STOCKHOLDERS' DEFICIT

    (A) STOCK OPTION PLAN

    The 1995 Stock Option Plan (the Plan) provides for the granting of stock options to employees, directors and consultants up to 1,241,430 shares (see note 14) of authorized but unissued common stock. Options granted under the Plan must generally be exercised while the individual is an employee and within ten years of the date of grant. Options granted typically vest at a rate of 20% per year for five years.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(8) STOCKHOLDERS' DEFICIT (CONTINUED)
    APT applies Opinion 25 in accounting for its Plan. Had APT determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, APT's net loss would have been the pro forma amounts indicated below:

                                                        YEARS ENDED DECEMBER 31,
                                                     ------------------------------
                                                       1997       1998       1999
                                                     --------   --------   --------
Net loss:
  As reported......................................  $  (379)   $(1,656)    $ (175)
  Pro forma........................................     (541)    (1,826)      (350)
Basic and diluted net loss per share:
  As reported......................................    (0.08)     (0.33)     (0.04)
  Pro forma........................................    (0.11)     (0.37)     (0.07)

    The fair value of compensation costs reflected in the above pro forma amounts were determined using the Black-Scholes option pricing model and the following weighted average assumptions for grants used in the calculation are as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1997       1998       1999
                                                    --------   --------   --------
Risk-free interest rate...........................      6.3%       5.5%       5.5%
Expected dividend yield...........................        0%         0%         0%
Expected life.....................................  7 years    5 years    5 years
Volatility........................................      100%       100%       100%

    Under the Black-Scholes option pricing model, the weighted average fair value of options granted during the years ended December 31, 1997, 1998 and 1999 was approximately $1.17, $1.14 and $1.47, respectively.

    The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts and additional awards anticipated in future years.


    APT has recorded a deferred stock compensation of $38 through December 31, 1999. This deferred stock compensation is based on the difference between the deemed fair market value of common stock and the exercise price of the option or stock on the grant date. Deferred stock compensation is being amortized on an accelerated basis over the vesting period, generally five years, approximately 45%, 26%, 16%, 9% and 4% in years one through five, respectively, consistent with the method described in FIN 28. APT recognized compensation expense of $7 during the year ended December 31, 1999 related to these grants.


    During the six months ended June 30, 2000, APT recorded additional deferred stock compensation of $576 (unaudited) related to the issuance of 150,750 (unaudited) stock options. Amortization of the June 30, 2000 balance of deferred stock compensation for the six months ended December 31, 2000 and the years ending December 31, 2001, 2002, 2003 and 2004 would be approximately $133, $156, $95, $55, and $24, (unaudited), respectively.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(8) STOCKHOLDERS' DEFICIT (CONTINUED)
    Stock option activity is as follows:

                                                                   WEIGHTED AVERAGE
                                                NUMBER OF SHARES    EXERCISE PRICE
                                                ----------------   ----------------
Options outstanding at December 31, 1996......      462,575             $1.47
Granted.......................................      106,550              1.40
Forfeited.....................................       (9,600)             1.40
                                                    -------
Options outstanding at December 31, 1997......      559,525              1.46
Granted.......................................      245,650              1.41
Forfeited.....................................      (47,100)             1.40
                                                    -------
Options outstanding at December 31, 1998......      758,075              1.41
Granted.......................................      113,277              1.47
Exercised.....................................          (20)             1.40
Forfeited.....................................      (61,485)             1.42
                                                    -------
Options outstanding at December 31, 1999......      809,847              1.45
Granted (unaudited)...........................      150,750              1.68
Exercised (unaudited).........................         (500)             1.40
Forfeited (unaudited).........................       (3,500)             1.42
                                                    -------
Options outstanding at June 30, 2000
  (unaudited).................................      956,597              1.49
                                                    =======

    As of December 31, 1999, the range of exercise prices and weighted average remaining contractual life of options outstanding was $1.40 to $1.54 and
6.6 years, respectively.

    As of December 31, 1998 and 1999 and June 30, 2000, the number of options exercisable were 214,623, 346,842 and 491,558 (unaudited), respectively, with weighted average exercise prices of $1.41, $1.46 and $1.45, respectively.

    (B) WARRANTS

    On September 6, 1995, APT issued three warrants to financing companies and a bank. Two of the warrants permit the holders to purchase 35,715 shares and one warrant permits the holder to purchase 35,714 shares of APT's common stock, each at exercise prices of $1.40 per share. Two of the warrants are exercisable through December 31, 2005; the other warrant is exercisable through September 6, 2002. In connection with the refinancing of certain debt, the expiration dates of two warrants were extended to December 31, 2005. The fair value of $77 was determined using the Black-Scholes methodology using the refinancing date as the measurement date, a risk-free rate of 5.2%, expected dividend yield of 0%, 2-year term and expected volatility of 65%.

    Also on September 6, 1995, APT issued a warrant to Advanced Energy Industries, Inc., a customer, in return for their guaranty of a $1,000 loan from a bank. The warrant allows Advanced Energy Industries, Inc. to purchase 250,000 shares of APT's common stock at an exercise price of $1.40 per share. The warrant expires upon the first to occur of the following: (i) the closing date of an initial public offering of shares of stock of APT; (ii) two years after the date the loan is repaid in full; or (iii) two years after the date the guaranty expires. Pursuant to the agreement between this customer and APT, the customer holds a seat on APT's board of directors for as long as the guaranty is outstanding.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(8) STOCKHOLDERS' DEFICIT (CONTINUED)

    On September 6, 1996, APT issued a warrant to a bank. The warrant permits the holder to purchase 35,714 shares of APT's common stock at an exercise price of $1.40 per share. The warrant is exercisable through September 6, 2003. The fair value of the warrants issued of $27 was determined by applying the Black-Scholes methodology using the issuance date as the measurement date, a risk-free rate of 4.7%, expected dividend yield of 0%, a four-year term and expected volatility of 65%. The warrant was amortized over a one year period.

    On December 23, 1997, APT issued a warrant to Advanced Energy
Industries, Inc., a customer, in return for their guaranty of a $2,500 loan to a bank. The warrant allows Advanced Energy Industries, Inc. to purchase 250,000 shares of APT's common stock at an exercise price of $4.00 per share. The warrant expires on the first to occur of the following: (i) the closing date of an initial public offering of shares of stock of APT; (ii) two years after the date the loan is repaid in full; or (iii) two years after the date that the guaranty expires. The fair value of the warrants issued of $70 was determined by applying the Black-Scholes methodology using the issuance date as the measurement date, a risk-free rate of 6%, expected dividend yield of 0%, a four-year term and expected volatility of 60%. The warrant values represent a deferred financing cost and are being amortized over the term of the debt facility of 27 months.

    On November 5, 1998, APT issued warrants to two financing companies in connection with the renegotiations of certain commitments. The warrants permit the holders to purchase a total of 10,000 shares of APT's common stock at $1.40 per share. These warrants are exercisable through December 31, 2005. The fair value of the warrants issued of $87 was determined by applying the Black-Scholes methodology using the issuance date as the measurement date, a risk-free rate of 5.15%, expected dividend yield of 0%, a seven-year term and expected volatility of 80%. The warrant values represent a deferred financing cost and are being amortized over the term of the debt facility of sixteen months.

    As of December 31, 1999, warrants to purchase 652,858 shares of common stock were exercisable at a weighted average exercise price of $2.40 per share.

(9) RETIREMENT BENEFIT PLAN

    APT sponsors a defined contribution 401(k) plan (the Plan). Employees in the United States who are at least eighteen years old and have six months of service are eligible to participate in the Plan. Participants may defer up to 15% of eligible compensation. Currently, APT does not provide matching contributions for the Plan.

(10) SEGMENT INFORMATION

    APT operates in one segment and is engaged in the design, development, manufacture and sale of high power, high frequency power semiconductor products and related services.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(10) SEGMENT INFORMATION (CONTINUED)
    (A) GEOGRAPHIC INFORMATION

    APT's geographic revenues, operating income (loss) and identifiable assets are summarized as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
Geographic revenues:
  United States..................................  $13,925    $14,277    $15,685
  Germany........................................    2,836      3,038      3,063
  Other..........................................    8,971      7,536      8,713
                                                   -------    -------    -------
                                                   $25,732    $24,851    $27,461
                                                   =======    =======    =======
Operating income (loss):
  United States..................................  $   806    $  (757)   $ 1,029
  France.........................................     (512)      (868)       227
                                                   -------    -------    -------
                                                   $   294    $(1,625)   $ 1,256
                                                   =======    =======    =======

                                                               DECEMBER 31,
                                                            -------------------
                                                              1998       1999
                                                            --------   --------
Identifiable assets:
  United States...........................................  $12,159    $12,263
  France..................................................    2,041      1,596
                                                            -------    -------
                                                            $14,200    $13,859
                                                            =======    =======

    (B) SIGNIFICANT CUSTOMER

    One customer, Advanced Energy Industries, Inc., accounted for $4,007 of sales in 1997 and $4,005 in 1999. No other customer represented greater than 10% of sales during the years ended December 31, 1997, 1998 and 1999.

(11) COMMITMENTS AND CONTINGENCIES

    APT is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on APT's consolidated financial position, results of operations or liquidity.

    APT has an agreement with its foundry partner in Europe to process six-inch wafers. This agreement extends through 2004. The agreement contains no minimum purchase requirements.

    APT has entered into employment agreements with certain senior officers. These agreements contain severance payment clauses equal to one months salary if they are dismissed without cause.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(12) EXTERNAL SUBCONTRACTORS

    APT generally commits to purchase products from its external subcontractors to be delivered within the most recent 90 days covered by forecasts with cancellation fees. As of December 31, 1999 and June 30, 2000, APT had committed to make purchases totaling $1,844 and $2,165 (unaudited), respectively, from external subcontractors in the 90 days subsequent to the period-end. In addition, in specific instances, APT may agree to assume liability for limited quantities of specialized components with lead times beyond their 90-day period.

(13) RELATED PARTY TRANSACTIONS

    The Chief Executive Officer of Advanced Energy Industries, Inc. (Advanced Energy), who is a substantial shareholder of Advanced Energy, serves as a director of APT. For the years ended December 31, 1997, 1998 and 1999, sales to Advanced Energy were approximately $4,007, $1,939 and $4,005. Advanced Energy also guaranteed a $1,000 bank loan to APT in 1995, and subsequently increased to $2,500 in 1998. The guaranty is still outstanding. APT has issued warrants to purchase 560,000 shares of APT's common stock at a weighted-average exercise price of $2.73 per share to Advanced Energy. These warrants will expire on completion of an initial public offering if not exercised immediately before the offering.

    A director of APT is also a partner at Karnopp, Petersen, Noteboom, Hansen, Arnett & Sayeg LLP. For the years ended December 31, 1997, 1998 and 1999, APT paid Karnopp, Petersen, Noteboom, Hansen, Arnett & Sayeg LLP $4, $8 and $6 in legal fees, respectively.

(14) SUBSEQUENT EVENTS (UNAUDITED)

    (A) LINES OF CREDIT

    The lines of credit to APT were renewed in March of 2000, and increased from $5,000 to $6,000. The lines of credit now expire in May 2001.

    (B) JOINT VENTURE AGREEMENT

    In April 2000, APT entered into a joint venture agreement in China, which includes a license and technology transfer agreement for certain technologies, in exchange for a cash payment of $1,500 over two years and a 25% share in the equity ownership of the joint venture. This investment will be accounted for using the equity method.

    (C) AUTHORIZED OPTIONS

    In May 2000, the board of directors increased the number of authorized stock options under the Plan to 1,500,000.

    (D) AUTHORIZED SHARES

    In May 2000, the board of directors approved an increase in the authorized number of shares of common stock to 19,000,000 and authorized 1,000,000 shares of preferred stock.

                        ADVANCED POWER TECHNOLOGY, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(14) SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
    (E) WARRANTS

    On April 1, 2000, APT issued a warrant to Advanced Energy in return for the renewal of their guaranty of a $2,500 loan to a bank. The warrant allows Advanced Energy to purchase 60,000 shares of APT's common stock at an exercise price of $3.00 per share. The warrant expires on the first to occur of the following; (i) the closing date of an initial public offering of shares of stock of APT; (ii) two years after the date of the loan is repaid in full; or
(iii) two years after the date the guaranty expires. The deemed fair value of the warrants issued of approximately $460 was determined by applying the Black-Scholes methodology, and is being amortized over the six month period of the guaranty.

                               INSIDE BACK COVER

                                    [Blank]

                                     [LOGO]

                                 --------------
                                   PROSPECTUS
                                 --------------

                                 STEPHENS INC.
                            NEEDHAM & COMPANY, INC.
                           FIRST SECURITY VAN KASPER

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The table below lists various expenses, other than underwriting discounts and commissions, we expect to incur in connection with the sale and distribution of the securities being registered hereby. All the expenses are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

TYPE                                                            AMOUNT
----                                                          -----------
Securities and Exchange Commission Registration Fee.........  $ 18,216.00
NASD Filing Fee.............................................     7,400.00
Nasdaq National Market Listing Fee..........................       *
Legal fees and expenses.....................................       *
Accounting fees and expenses................................       *
Printing and engraving expenses.............................       *
Transfer agent and registrar fees...........................       *
Miscellaneous expenses......................................       *
                                                              -----------
TOTAL.......................................................  $    *

------------------------

*   To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for indemnification of our officers, directors, employees and agents to the extent and under the circumstances permitted under the Delaware General Corporation Law.

    The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of us, our directors and officers, and by us of the underwriters, for some liabilities arising under the Securities Act, and affords some rights of contributions with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Within the last three years, and through June 30, 2000, we have issued and sold the following unregistered securities:

1. Options to purchase 515,477 shares of common stock, issued pursuant to exemptions from registration provided by Rule 701 and comparable state exemptions; and

2. Warrants to purchase 320,000 shares, issued pursuant to federal and state exemptions from registration for private offerings.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) EXHIBITS

       EXHIBIT
       NUMBER           NAME OF DOCUMENT
---------------------   ----------------
          1.1*          Form of Underwriting Agreement

          3.1+          Amended and Restated Certificate of Incorporation

          3.2+          Amended and Restated Bylaws

          4.1*          Form of Common Stock Certificate

          5.1*          Opinion of Davis Wright Tremaine LLP

         10.1+          Stock Option Plan dated December 31, 1995, as amended

         10.2+          Employment Agreement: Patrick P.H. Sireta

         10.3+          Employment Agreement: Russell J. Crecraft

         10.4+          Employment Agreement: Greg M. Haugen

         10.5*          Employment Agreement: John I. Hess

         10.6+          Employment Agreement: Thomas A. Loder

         10.7+          Employment Agreement: Dah Wen Tsang

         10.8+          Lease Agreement between Shevlin No. One and Advanced Power
                        Technology, Inc. dated as of March 21, 1985, as amended

         10.9+          Commercial Lease between Glassow Ventures, L.L.C. and
                        Advanced Power Technology, Inc. dated March 6, 1996, as amended

        10.10+          North America Distributor Agreement between Richardson
                        Electronics, Ltd. and Advanced Power Technology, Inc. dated as of April 1, 1997

        10.11+          Manufacturing Agreement by and between Siemens AG and
                        Advanced Power Technology, Inc. dated October 14, 1997

        10.12+ Agreement for Wafer Production and Testing by and between Advanced Power Technology, Inc. and Siemens
                        Aktiengesellschaft dated February 11, 1998

        10.13+          Document of Understanding between Advanced Energy Industries and Advanced Power Technology, Inc. dated August 14, 1998, as amended

        10.14+          Supply Contract between Wacker Siltronic Corporation and
                        Advanced Power Technology, Inc. dated December 17, 1998

        10.15+          Master Agreement by and between Liaoning Huahai Power
                        Electronics Co. Ltd., Advanced Power Technology, Inc., and
                        Advanced Power Technology Europe SA dated as of October 15,
                        1999

        10.16+          Subcontract Agreement between Team Pacific Corporation and
                        Advanced Power Technology, Inc. dated January 26, 2000

        10.17*          Leases: Bordeaux, France

        10.18*          Credit Agreement with Silicon Valley Bank

         21.1+          Subsidiaries of Advanced Power Technology, Inc.

         23.1           Consent of KPMG LLP

         23.2* Consent of Davis Wright Tremaine LLP (included in its opinion filed as Exhibit 5 to this Registration Statement)

       EXHIBIT
       NUMBER           NAME OF DOCUMENT
---------------------   ----------------
         24.1+          Powers of Attorney (included on the signature pages)

         27.1+          Financial Data Schedule


------------------------

*   To be filed by amendment.

+ Confidential treatment has been requested with respect to certain portions of these agreements.

+   Previously filed.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (a) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be a part of this registration statement as of the time it was declared effective; and

    (b) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (c) It will provide to the underwriters at the closing(s) specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Portland, Oregon on July 28, 2000.


                                                       ADVANCED POWER TECHNOLOGY, INC.

                                                       By:           /s/ PATRICK P.H. SIRETA
                                                            -----------------------------------------
                                                                       Patrick P.H. Sireta
                                                              PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                                      CHAIRMAN OF THE BOARD


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                                                       President, Chief Executive
               /s/ PATRICK P.H. SIRETA                   Officer and Chairman of
     -------------------------------------------         the Board (principal         July 28, 2000
                 Patrick P.H. Sireta                     executive officer)

                 */s/ GREG M. HAUGEN                   Chief Financial Officer
     -------------------------------------------         (principal financial and     July 28, 2000
                   Greg M. Haugen                        accounting officer

     -------------------------------------------       Director
                  Douglas S. Schatz

               */s/ JAMES E. PETERSEN
     -------------------------------------------       Director                       July 28, 2000
                  James E. Petersen


*                   /s/ PATRICK P.H. SIRETA
            --------------------------------------
                       ATTORNEY-IN-FACT

                        ADVANCED POWER TECHNOLOGY, INC.
                               INDEX TO EXHIBITS


       EXHIBIT
       NUMBER           NAME OF DOCUMENT
---------------------   ----------------
           1.1*         Form of Underwriting Agreement
           3.1+         Amended and Restated Certificate of Incorporation
           3.2+         Amended and Restated Bylaws
           4.1*         Form of Common Stock Certificate
           5.1*         Opinion of Davis Wright Tremaine LLP
          10.1+         Stock Option Plan dated December 31, 1995, as amended
          10.2+         Employment Agreement: Patrick P.H. Sireta
          10.3+         Employment Agreement: Russell J. Crecraft
          10.4+         Employment Agreement: Greg M. Haugen
          10.5*         Employment Agreement: John I. Hess
          10.6+         Employment Agreement: Thomas A. Loder
          10.7+         Employment Agreement: Dah Wen Tsang
          10.8+         Lease Agreement between Shevlin No. One and Advanced Power
                        Technology, Inc. dated as of March 21, 1985, as amended
          10.9+         Commercial Lease between Glassow Ventures, L.L.C. and
                        Advanced Power Technology, Inc. dated March 6, 1996, as
                        amended
         10.10+         North America Distributor Agreement between Richardson
                        Electronics, Ltd. and Advanced Power Technology, Inc. dated as of April 1, 1997
         10.11+         Manufacturing Agreement by and between Siemens AG and
                        Advanced Power Technology, Inc. dated October 14, 1997
         10.12+         Agreement for Wafer Production and Testing by and between
                        Advanced Power Technology, Inc. and Siemens
                        Aktiengesellschaft dated February 11, 1998
         10.13+         Document of Understanding between Advanced Energy Industries and Advanced Power Technology, Inc. dated August 14, 1998, as amended
         10.14+         Supply Contract between Wacker Siltronic Corporation and
                        Advanced Power Technology, Inc. dated December 17, 1998
         10.15+         Master Agreement by and between Liaoning Huahai Power
                        Electronics Co. Ltd., Advanced Power Technology, Inc., and
                        Advanced Power Technology Europe SA dated as of October 15,
                        1999
         10.16+         Subcontract Agreement between Team Pacific Corporation and
                        Advanced Power Technology, Inc. dated January 26, 2000
         10.17*         Leases: Bordeaux, France
         10.18*         Credit Agreement with Silicon Valley Bank
          21.1+         Subsidiaries of Advanced Power Technology, Inc.
          23.1          Consent of KPMG LLP
          23.2*         Consent of Davis Wright Tremaine LLP (included in its
                        opinion filed as Exhibit 5 to this Registration Statement)
          24.1+         Powers of Attorney (included on the signature pages)
          27.1+         Financial Data Schedule


------------------------
*   To be filed by amendment.

+ Confidential treatment has been requested with respect to certain portions of these agreements.

+   Previously filed.